RECD S.E.C.
NOV 1 2005
1086
P.E. 3/31/05


05070427


RainingData®

PROCESSED
NOV 0 3 2005
THOMSON
FINANCIAL

Raining Data Corporation

2005

Annual Report


RainingData

To Our Stockholders:

Fiscal 2005 was once again a year of consistent financial and operational results for the Company. We are focused on delivering stable financial results and seeking out new market opportunities while remaining dedicated to meeting the needs of our existing customer base.

Revenues remained stable for fiscal 2005 at $21.5 million as compared to $22.3 and $21.0 in fiscal 2004 and 2003 respectively. We achieved an operating margin of $0.2 million for the year, an improvement over the slight operating losses in the prior two fiscal years. Net loss also improved by 32% over the prior year to $0.9 million as compared to $1.4 in fiscal 2004 which was a significant improvement over the fiscal 2003 loss of $3.4 million.

We remained very focused on cash management and the health and strength of our balance sheet. Cash flows from operations improved by $0.5 to $2.8 million for fiscal 2005 as compared to $2.3 in fiscal 2004, resulting in a year end cash balance of $10.6 million, up 37% over the prior year balance of $7.8 million. We also saw continued improvement in working capital, which increased by 88% to $4.7 million, from $2.5 million in the prior year.

Improvement in most financial metrics during fiscal 2005 occurred without sacrificing our investment in research and development and new product marketing initiatives that are intended to drive future growth. Our dedication to our existing customer base and product lines also remains steadfast.

During this past year, we have undertaken many new initiatives, expanded our product offerings and entered new markets. In fiscal 2005, we opened our San Jose, California office to take advantage of the resources and customer opportunities in the Silicon Valley region, and we continue to expand our global operations. We recently released the General Availability version of our TigerLogic XML Data Management Server (XDMS) product, which included full support for XQuery and platform support for Windows, Solaris and Linux. During fiscal 2005, we launched new products in our .NET product line with the release of Pick Reporting Services Connector and also engineered many new updates and releases for our existing Pick D^3 database, Pick Data Provider for .NET and Omnis Studio product lines.

Raining Data Corporation and its management and employees remain committed to the future of the Company, the pursuit of new market opportunities, our product development efforts, our customers and our shareholders.

Carlton H. Baab President and CEO	Richard W. Koe Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2005

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number 0-16449

RAINING DATA CORPORATION
(Name of Small Business Issuer in Its Charter)

Delaware (State of Incorporation)	**94-3046892** (I.R.S. Employer ID. No.)
17500 Cartwright Road Irvine, California (Address of Principal Executive Offices)	**92614** (Zip Code)



RECEIVED
2005
SECTION

(949) 442-4400
(Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	N/A

Securities registered under Section 12(g) of the Exchange Act:
Common Stock, $0.10 par value

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

The Registrant's revenues for the fiscal year ended March 31, 2005 were $21.5 million.

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant was $16,324,569 on May 31, 2005 based on the closing sale price of such stock on that date.

As of May 31, 2005, the Registrant had 19,776,006 shares of its common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

Transitional Small Business Disclosure Format (check one): Yes ☐ No ☒

RAINING DATA CORPORATION

FISCAL YEAR 2005 FORM 10-KSB ANNUAL REPORT

INDEX

PART I

PART II

PART III

PART I

IMPORTANT NOTE ABOUT FORWARD-LOOKING STATEMENTS This Form 10-KSB contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements may generally be identified by the use of such words as "expect," "anticipate," "believe," "intend," "plan," "will," or "shall," or the negative of those terms. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements involve certain risks and uncertainties and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from such forward-looking statements include the risks described under the heading "Risk Factors" in Part II, Item 6 of this Form 10-KSB and elsewhere in this Form 10-KSB. The forward-looking statements contained in this Form 10-KSB include, but are not limited to statements about the following: (1) our future success, (2) our research and development efforts, (3) our future operating results and cash flow, (4) our competitive ability and position, (5) the markets in which we operate, (6) our revenue, (7) cost of license revenue and cost of service revenue, (8) our selling and marketing costs, (9) our general and administrative costs, (10) stock-based compensation expense, (11) the possibility that we may seek to take advantage of opportunities in the equity and capital markets and (12) our belief that our existing cash balances combined with our cash flow from operating activities will be sufficient to meet our operating and capital expenditure requirements for the remainder of the fiscal year ending March 31, 2006 and through the foreseeable future. All forward-looking statements in this document are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement.

ITEM 1. *Description of Business*

Overview

We were incorporated in the State of Delaware in August 1987. We were originally incorporated as Blyth Holdings, Inc. and our name was changed to Omnis Technology Corporation in September 1997. Effective December 1, 2000, we completed the acquisition of PickAx, Inc., a Delaware corporation ("PickAx"). Concurrent with the acquisition, we changed our name to Raining Data Corporation.

Products

Our principal business is the design, development, sale and support of software infrastructure. Our products allow customers to create and enhance flexible software applications for their own needs and our software may be categorized into four product lines: XML data management systems ("XDMS"), Multi-dimensional database management systems ("MDMS"), Microsoft .NET integration software based on our Pick Data Provider ("PDP") for .NET products and Rapid Application Development ("RAD") software tools.

Many of our products are based on the Pick Universal Data Model ("Pick UDM"), which we created, and are capable of handling data from many sources. The Pick UDM is a core component across the MDMS, XDMS and PDP product lines.

Beginning in 2001, we began an extensive effort to leverage our time-proven Pick UDM and core intellectual property to create an enterprise class XML database management system for the emerging XML market and the growing need for native XML data stores and the ability to handle structured and unstructured data. This significant investment of time and resources resulted in the TigerLogic XDMS product line. We are focused on the continued development and enhancement of this product line, identification of new and emerging application areas and discussions with channel partners for the sale and distribution of the TigerLogic product line.

TigerLogic XDMS

TigerLogic XML Data Management Server provides high-performance management and query of XML data by leveraging the time-proven Pick UDM. TigerLogic also enables the ability to query external data sources as if they were one logical database and maintains referential integrity across data sources. TigerLogic's patent-pending XML Indexing and Profiling technology enables it to access XML data via XQuery between 10x to 150x faster in internal tests than relational databases, XML repositories or XML Index and Search engines. TigerLogic provides XML, Java, WSDL and SOAP compatibility for simplified plug-in and integration with development environments of choice.

TigerLogic provides an extensible and flexible development and deployment environment. Unlike other XML data management alternatives, TigerLogic XDMS does not need to know the schema or structure of data before being able to process and store it. We believe the ability to make XML schemas optional is a vital innovation because the structures of operational systems frequently change and mapping schemas for the purpose of linking to a new data source is both difficult and time-consuming. The system also enables support for schema versioning, which is critical when addressing ever changing and evolving standards and XML schemas. The General Availability Release of TigerLogic XDMS version 2.1, which included many feature enhancements and the full implementation of our XQuery engine, was released in May 2005.

Multidimensional Databases (MDMS)

The MDMS product line consists principally of the D3 Data Base Management System ("D3"), which runs on many operating systems such as IBM AIX, Linux and Windows NT. D3 allows application programmers to create new business solution software in less time than it normally takes in many other environments. This can translate into lower costs for the developer, lower software prices for the customer and reduced costs of ownership for both the developer and end user. Our MDMS products also include mvEnterprise, a scalable multi-dimensional database solution that allows the user to leverage the capabilities of the UNIX operating system, and mvBase, a multi-dimensional database solution that runs on all Windows platforms.

.NET Integration Software—PDP

Our PDP product line includes the Pick Data Provider for .Net and our Pick Reporting Services Connector. The PDP component for the Microsoft .NET Framework is tightly integrated with Microsoft Visual Studio .NET. It allows software developers using IBM's Universe and Unidata databases and our D3 database platform to build client/server applications, Web applications or Web services using any of the languages and technologies that run on the Microsoft .NET Framework, such as Microsoft ASP.NET, Visual Basic .NET, Visual C# .NET and Visual J# .NET. Announced in February 2005 and released in May 2005, our Pick Reporting Services Connector enables a data connection that allows Pick database users to unlock the benefits of Microsoft Reporting Services to take advantage of a comprehensive, server-based reporting solution that can author, manage, and deliver both paper-oriented and interactive, Web-based reports. This solution also allows access to IBM UniVerse, IBM UniData and Pick D3 data.

Rapid Application Development (RAD) Tools

Our RAD products support the full life cycle of software application development and are designed for rapid prototyping, development and deployment of graphical user interface ("GUI") client/server and Web applications. The RAD products include Omnis Studio, Omnis Studio for SAP and Omnis Classic and are object-oriented and component-based, providing the ability to deploy applications on operating system platforms such as Windows, Unix and Linux, as well as database environments such as MySQL, Oracle, DB2, Sybase, Microsoft SQL Server and other Open Data Base Connectivity ("ODBC") compatible database management systems.

Training Services

As part of our sales efforts, we offer training programs to our customers and prospective customers. These programs include classes on basic and advanced skills as well as classes designed to assist customers in the implementation and use of our products.

Technical Support

Our products are used by our customers to build and deploy applications that may become a critical component of their business operations. As a result, continuing to provide customer technical support services is an important element of our business strategy. Customers who participate in our support programs receive periodic maintenance releases and direct technical support when required.

Sales and Distribution

In the United States, we sell our products through established distribution channels consisting of OEMs, system integrators, specialized vertical application software developers and consulting organizations. We also sell our products directly through our sales personnel to end user organizations. Outside the United States, we maintain direct sales offices in the United Kingdom, France and Germany. Approximately 31% of our revenue came from sales through our offices located outside the United States for the year ended March 31, 2005.

We sell our products in U.S. Dollars in North America, British Pounds Sterling in the United Kingdom and Euros in Germany and France. Because we recognize revenue and expense in these various currencies but report our financial results in U.S. Dollars, changes in exchange rates may cause variances in our period-to-period revenue and results of operations in future periods. Recorded foreign exchange gains and losses have not been material to our performance to date.

We license our software on a per CPU, per-server, per-port or per-user basis. Therefore, the addition of CPU's, servers, ports or users to existing systems increases our revenue from our installed base of licenses. In addition to software products, we provide continuing maintenance and other services to our customers, including professional services, technical support and training to help plan, analyze, implement and maintain application software based on our products.

Customers

Our customers may be classified into two general categories:

- Independent Software Vendors and Software Developers. The majority of our revenue is derived from independent software vendors, which typically write their own vertical application software that they sell as a complete package to end user customers. This category includes value added resellers ("VARs") and software-consulting companies that provide contract programming services to their customers.
- Corporate Information Technology ("IT") Departments.

For the three years ended March 31, 2005, 2004 and 2003, no single customer accounted for more than 10% of our revenue.

Research and Development

We have devoted significant resources to the research and development of our products and technology. We believe that our future success will depend largely on a strong development effort with respect to both our existing and new products. These development efforts have resulted in updates and upgrades to existing MDMS and RAD products and the launch of new products including the XDMS and PDP product lines. New product releases in all of our product lines are currently in progress. We expect to continue our research and development efforts in all product lines for the foreseeable future. We intend for these efforts to improve our future operating results and increase cash flow. However, such efforts may not result in additional new products or revenue, and we can make no assurances that the recently announced products or future products will be successful. We spent $7.4 million and $7.6 million on research and development in fiscal years 2005 and 2004, respectively.

Competition

The application development tools software market is rapidly changing and intensely competitive. Our MDMS products compete with products developed by companies such as Oracle, Microsoft and IBM. Our RAD products currently encounter competition from several direct competitors, including Microsoft Corporation, and competing development environments, including JAVA. Competition is developing and evolving in the XML market for which our XDMS products are intended. Companies that do or are expected to compete in this market include Oracle, IBM, Microsoft and Sybase, as well as a number of smaller companies with products that directly and indirectly compete with our XDMS products. Our PDP products compete primarily with products developed by Microsoft and Oracle. Most of our competitors have significantly more financial, technical, marketing and other resources than we do. As a result, these competitors may be able to respond more quickly to new or emerging technologies, evolving markets and changes in customer requirements, and may devote greater resources to the development, promotion and sale of their products.

We believe that our ability to compete in the various MDMS, RAD, XDMS and PDP markets depends on factors both within and outside our control, including the timing of release, performance and price of new products developed by both us and our competitors. Although we believe that we currently compete favorably with respect to most of these factors, we may not be able to maintain our competitive position against current and potential competitors, especially those with greater resources.

Intellectual Property and Other Proprietary Rights

We rely primarily on a combination of trade secret, copyright and trademark laws and contractual provisions to protect our intellectual property and proprietary rights. Our trademarks include Raining Data, Pick, TigerLogic, D3, Omnis, Omnis Studio, mvEnterprise, mvBase, and mvDesigner, among others. We also have one pending U.S. patent application as of March 31, 2005.

We license our products to end users on a "right to use" basis pursuant to a perpetual license agreement that restricts use of products to a specified number of users. We generally rely on "click-wrap" licenses that become effective when a customer downloads and installs the software on its system. In order to retain exclusive ownership rights to our software and technology, we generally provide our software in object code only, with contractual restrictions on copying, disclosure, and transferability. There can be no assurance that these protections will be adequate, or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

Backlog

We generally ship software products as orders are received and have historically operated with little backlog. As a result, our license revenue in any given quarter is dependent upon orders received and product shipped during the quarter. Historically, there has been a short cycle between receipt of an order and shipment. Consequently, we do not believe that our backlog as of any particular date is meaningful.

Employees

At March 31, 2005, we had 143 employees worldwide of which 107 were in the United States and 36 were in our international offices. Of the 143 employees, 141 are full-time and approximately 50% are in research and development, 15% in technical support, 20% in sales and marketing and 15% in general and administrative functions.

Executive Officers

The following sets forth certain information regarding our executive officers as of March 31, 2005:

Name	Age	Position(s)
Carlton H. Baab	47	President, Chief Executive Officer and Director
Brian C. Bezdek	34	Chief Financial Officer and Secretary
Mario I. Barrenechea	44	Senior Vice President, Worldwide Sales and Marketing
Mark Allen	60	Vice President, Worldwide Customer Support & Training
Gwyneth M. Gibbs	61	Vice President, European Operations
Soheil Raissi	49	Vice President, Product Development & Professional Services

Mr. Baab joined us as the President and Chief Executive Officer in August 2001 and was appointed as a member of the Board in December 2001. From May 2001 to August 2001, Mr. Baab served as a Managing Principal of Astoria Capital Management ("ACM"), a Securities and Exchange Commission (the "SEC") registered investment advisor and a General Partner of Astoria Capital Partners, L.P. ("ACP"), a significant stockholder of ours. In August 2001, Mr. Baab took a formal leave of absence from ACM to join us. From March 2000 to April 2001, Mr. Baab was the Vice President of Finance and Chief Financial Officer of Certive, Inc., a web-based small-business services firm. From January 1999 to March 2000, Mr. Baab was the Chief Operating Officer and Chief Financial Officer of RemarQ Communities, Inc., a web-based provider of discussion group services. Mr. Baab served as Chief Financial Officer of the CKS Group ("CKS"), a marketing communications company, from February 1994 through December 1998. In addition, Mr. Baab served as an Executive Vice President and the Secretary of CKS from August 1995 through December 1998 and as CKS's Chief Operating Officer from August 1995 through May 1996. Mr. Baab also served on the Board of Directors of Momentum Business Applications, Inc. (Nasdaq: MMTM), which provided research and development expertise on a contract basis, until it was acquired by PeopleSoft (Nasdaq: PSFT) in April 2002. Mr. Baab also serves on the University of Southern California, School of Engineering Board of Councilors. Mr. Baab holds a B.S. in Electrical Engineering, with honors, from the University of Southern California and an M.B.A. from the Harvard Graduate School of Business Administration.

Mr. Bezdek has served as our Chief Financial Officer since January 2003 and has served as Secretary since April 2002. Mr. Bezdek joined us as Vice President, Finance, Corporate Controller and Secretary in April 2002. From May 1996 to April 2002, Mr. Bezdek held various corporate finance positions, most recently as Vice President of Finance, at Activision Publishing Inc. (Nasdaq: ATVI), a worldwide publisher, developer and distributor of video games and interactive entertainment products. Mr. Bezdek holds a B.S. in Business Administration from Bowling Green State University and is a Certified Public Accountant as well as a Certified Treasury Professional.

Mr. Barrenechea has served as our Senior Vice President, Worldwide Sales and Marketing since December 2000. Mr. Barrenechea joined us from PickAx, with whom the Company merged in December 2000, where he served in a similar capacity. From 1994 until joining PickAx in 2000, Mr. Barrenechea served in various executive sales and marketing capacities at Informix, Inc., a leading supplier of computer software relational and multidimensional databases. Mr. Barrenechea holds a B.S. in Electrical Engineering from Temple University.

Mr. Allen joined us as Vice President, Worldwide Customer Support and Training in August 2001. From January 2000 to August 2001, Mr. Allen served as Vice President, Service and Support at Bay Logics, a computer software company. From July 1998 to December 1999, Mr. Allen served as Director, Software

Services at SGI (formally Silicon Graphics Computer Systems). In addition, from June 1997 to June 1998, Mr. Allen served as Director, Research and Development at CoCreate Software, Inc. Mr. Allen attended the University of Massachusetts where he majored in Business Administration.

Mrs. Gibbs has served as our Vice President, European Operations from our offices in the United Kingdom since December 2000. Mrs. Gibbs served as President and Interim Chief Executive Officer of Omnis, Inc. from October 1998 until our merger with PickAx in December 2000. Mrs. Gibbs joined us in October 1994 and was initially responsible for Research and Development in Europe. Mrs. Gibbs holds a B.S. in Astronomy from the University of London.

Mr. Raissi has served as our Vice President, Product Development and Professional Services since September 2001. From March 2001 to September 2001, Mr. Raissi performed independent software and management consulting services. From September 2000 to March 2001, Mr. Raissi served as Vice President, Product Development for Equative, Inc., a computer software company providing web-based enterprise resource management applications to medium and larger enterprises. From September 1999 to August 2000, Mr. Raissi served as Vice President, Technical Services for Zland.com, an application service provider supplying hosted web-based applications through the Internet. From February 1996 to September 1999, Mr. Raissi served as the founding President of the Information Technology Group, which provided record and information management and retention scheduling software services to Fortune 1000 companies. Mr. Raissi holds a B.S. in Computer Science from California State University, Dominguez Hills and a B.A. in Literature from Pars University in Tehran, Iran.

ITEM 2. *Description of Property*

We currently lease approximately 44,750 square feet of office space in two buildings in Irvine, California pursuant to a lease that expires in November 2005 and that provides for a base monthly rent of approximately $69,000. The facility accommodates engineering, technical support, sales, marketing, and general administration. We sublease one of the two buildings representing approximately 13,000 square feet to an unrelated third party. The sublease also has a November 2005 expiration date.

In November 2004, we entered into an agreement to lease approximately 29,000 square feet of office space in Irvine, California. The lease is expected to commence in November 2005 and has a five year term and provides for a base monthly rent of approximately $44,000. The facility will accommodate our engineering, technical support, sales, marketing and general administration personnel.

We own a building consisting of approximately 5,900 total square feet located on approximately six acres of land in Suffolk, England. The facility houses engineers, marketing, and technical support.

We currently lease approximately 5,000 square feet of office space in San Jose, California which houses engineering, business development, marketing and corporate personnel. The lease expires in May 2006.

We also lease a sales and support office in each of the UK, France and Germany.

We believe that our facilities are suitable and adequate for our current needs.

ITEM 3. *Legal Proceedings*

We are subject from time to time to litigation, claims and suits arising in the ordinary course of business. As of March 31, 2005, we were not a party to any material litigation, claim or suit.

ITEM 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of our stockholders during the fourth quarter of the fiscal year ended March 31, 2005.

PART II

ITEM 5. ***Market for Common Equity and Related Stockholder Matters***

Market Information

Our common stock is traded on the Nasdaq SmallCap Market under the symbol "RDTA."

The following table sets forth the high and low closing prices for our common stock for the periods indicated, as reported by Nasdaq:

	High	Low
Fiscal Year 2004		
First Quarter	$4.13	$1.45
Second Quarter	$4.01	$2.62
Third Quarter	$3.70	$2.53
Fourth Quarter	$4.81	$3.07

	High	Low
Fiscal Year 2005		
First Quarter	$3.40	$2.52
Second Quarter	$2.90	$2.13
Third Quarter	$3.26	$2.09
Fourth Quarter	$3.38	$2.49

On March 31, 2005, the closing price for our common stock on the Nasdaq SmallCap Market was $2.73 and there were approximately 143 holders of record of our common stock.

Dividends

We have never declared or paid dividends on our common stock. We intend to retain earnings, if any, for the operation and expansion of our business, and therefore do not anticipate paying any cash dividends in the foreseeable future. The terms of the Loan and Security Agreement that we entered into with Silicon Valley Bank, dated February 11, 2004, prohibit the payment of dividends (except in specified circumstances) without Silicon Valley Bank's prior written consent, which will not be unreasonably withheld.

ITEM 6. ***Management's Discussion and Analysis***

The section entitled "Management's Discussion and Analysis" set forth below contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. When used herein, the words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "seeks," "should," "will" or the negative of these terms or similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from such forward-looking statements include the risks described in the "Risk Factor" section and elsewhere in this Form 10-KSB. All forward-looking statements in this document are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement.

This discussion and analysis of the financial statements and results of operations should be read in conjunction with our audited Consolidated Financial Statements, including the related notes thereto, contained elsewhere in this Form 10-KSB.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent liabilities.

On an on-going basis, we evaluate our estimates, including those related to revenue recognition and accounting for intangible assets and goodwill. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We have identified the accounting policies below as the policies critical to our business operations and the understanding of our results of operations. We believe the following critical accounting policies and the related judgments and estimates affect the preparation of our condensed consolidated financial statements:

REVENUE RECOGNITION. We recognize revenue using the residual method pursuant to the requirements of Statement of Position No. 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended. Under the residual method, revenue is recognized in a multiple element arrangement when company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more of the delivered elements in the arrangement. At the outset of the arrangement with the customer, we defer revenue for the fair value of our undelivered elements (e.g., maintenance) based on company-specific objective evidence of the amount such items are sold individually to our customers and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (e.g., software license) when the basic criteria in SOP 97-2 have been met.

Under SOP 97-2, revenue attributable to an element in a customer arrangement is recognized when persuasive evidence of an arrangement exists and delivery has occurred, provided the fee is fixed or determinable, collectibility is probable and the arrangement does not require significant customization of the software. If, at the outset of the customer arrangement, we determine that the arrangement fee is not fixed or determinable, we defer the revenue and recognize the revenue when the arrangement fee becomes due and payable.

Service revenue relates primarily to consulting services, maintenance and training. Maintenance revenue is initially deferred and then recognized ratably over the term of the maintenance contract, typically 12 months. Consulting and training revenue is recognized as the services are performed and is usually calculated on a time and materials basis. Such services primarily consist of implementation services related to the installation of our products and do not include significant customization to or development of the underlying software code. We do not have price protection programs, conditional acceptance agreements or warranty programs, and sales of our products are made without right of return.

INTANGIBLE ASSETS AND GOODWILL. We assess the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We also assess the value of goodwill at least annually. Factors we consider to be important which could trigger an impairment review include the following:

- Significant underperformance relative to expected historical or projected future operating results;
- Timing of our revenue, significant changes in the manner of use of the acquired assets or the strategy for the overall business;
- Significant negative industry or economic trends;

- Significant decline in our stock price for a sustained period; and
- Our market capitalization relative to net book value.

When we determine that the carrying value of intangibles and other long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment and the carrying value of the asset cannot be recovered from projected undiscounted cash flows, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in the current business model. Significant management judgment is required in determining whether an indicator of impairment exists and in projecting cash flows.

Following the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), we revised our policy for assessing and determining impairment of goodwill. The SFAS No. 142 goodwill impairment model is a two-step process. The first step is used to identify potential impairment by comparing the fair value of a reporting unit with its net book value (or carrying amount), including goodwill. If the fair value exceeds the carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and the magnitude of any such charge. Estimates of fair value are based on our stock price as reported by Nasdaq.

Results of Operations

The following table sets forth certain Consolidated Statement of Operations data in total dollars, as a percentage of total net revenue and as a percentage change from the prior year. Cost of license revenue and the cost of service revenue are expressed as a percentage of the related revenue. This information should be read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this Form 10-KSB.

	Twelve Months Ended March 31, 2005			Twelve Months Ended March 31, 2004			Twelve Months Ended March 31, 2003	
	Results	% of Net Revenues	Percent Change	Results	% of Net Revenues	Percent Change	Results	% of Net Revenues
Net revenues								
Licenses	$ 9,362	44%	(5)%	$ 9,819	44%	(1)%	$ 9,932	47%
Services	12,121	56%	(3)%	12.478	56%	13%	11,074	53%
Total net revenues	21,483	100%	(4)%	22.297	100%	6%	21,006	100%
Cost of revenues								
Cost of license revenues (as a % of license revenues)	413	4%	8%	383	4%	9%	351	4%
Cost of service revenues (as a % of service revenues)	2,333	19%	6%	2,206	18%	5%	2,103	19%
Gross margin on license revenues	8,949	96%	(5)%	9,436	96%	(2)%	9,581	96%
Gross margin on service revenues	9,788	81%	(5)%	10,272	82%	15%	8,971	81%
Operating expenses								
Selling and marketing	5,570	26%	(3)%	5,727	26%	24%	4,628	22%
Research and development	7,422	35%	(2)%	7,553	34%	16%	6,534	31%
General and administrative	3,740	17%	(1)%	3,770	17%	(16)%	4,466	21%
Stock-based compensation	66	0%	(73)%	246	1%	(30)%	351	2%
Amortization of goodwill and intangible assets	1,733	8%	(33)%	2,600	12%	0%	2,600	12%
Total operating expenses	18,531	86%	(7)%	19,896	89%	7%	18,579	88%
Operating income (loss)	206	1%	210%	(188)	(1)%	596%	(27)	(0)%
Other income (expense), net	(1,127)	(5)%	(6)%	(1,196)	(5)%	(64)%	(3,362)	(16)%
Loss before income taxes	(921)	(4)%	(33)%	(1,384)	(6)%	(59)%	(3,389)	(16)%
Provision (benefit) for income taxes	—	0%	(100)%	(31)	0%	203%	30	0%
Net loss	$ (921)	(4)%	(32)%	$ (1,353)	(6)%	(60)%	$ (3,419)	(16)%

REVENUE

NET REVENUE. Our revenue is derived principally from two sources: fees from software licensing and fees for services, including maintenance, consulting, training and technical support. We license our software on a per-CPU, per-server, per-port or per-user basis. Therefore, the addition of CPU's, servers, ports or users to existing systems increases our revenue from our installed base of licenses. We view the MDMS and RAD markets in which we operate to be relatively stable and consistent from period to period and anticipate that our revenue on an annual basis from those products will remain stable for the foreseeable future. Fluctuations in revenue between quarters or year-to-year are primarily the result of the timing of orders and customer order patterns. We do not view the changes in year-to-year revenues for the years ended March 31, 2005, 2004 and 2003 to be representative of immediate market trends. However, in the longer term, we expect that the MDMS and RAD markets will eventually contract as customers adopt newer technologies and, therefore, the revenue generated from sales of our MDMS and RAD products is expected to decrease.

We have been actively developing and marketing our XDMS and PDP product lines. Should our development efforts and the adoption of these product lines be successful, we anticipate additional revenues in future periods related to the sale of these products. However, we can give no assurances as to customer acceptance of any new products or services, or the ability of the current or any new products and services to generate revenue. While we are committed to research and development efforts that are intended to allow us to penetrate new markets and generate new sources of revenue, such efforts may not result in additional products, services or revenue. There have been no sales of the XDMS products and to date, PDP product revenues have not been material.

COST OF REVENUE

COST OF LICENSE REVENUE. Cost of license revenue is comprised of direct costs associated with software license sales including software packaging, documentation, physical media costs and royalties. Cost of license revenue remained relatively consistent in fiscal 2005 as compared to fiscal 2004 and in fiscal 2004 as compared to fiscal 2003. We anticipate that the cost of license revenue, as a percentage of license revenue and in absolute dollars, will be relatively stable in future periods.

COST OF SERVICE REVENUE. Cost of service revenue includes primarily personnel costs relating to providing consulting, technical support and training services. Cost of service revenue remained relatively consistent in fiscal 2005 as compared to fiscal 2004 and in fiscal 2004 as compared to fiscal 2003. We anticipate that the cost of service revenue, as a percentage of service revenue and in absolute dollars, will be relatively stable in future periods.

OPERATING EXPENSES

SELLING AND MARKETING. Selling and marketing expense consists primarily of salaries, benefits, advertising, tradeshows, travel and overhead costs for our sales and marketing personnel. Selling and marketing expense remained relatively consistent in fiscal 2005 as compared to fiscal 2004. The increase in selling and marketing expense in fiscal 2004 as compared to fiscal 2003 was primarily due to increased marketing efforts including trade show costs, marketing research and an increase in staffing and travel related expenses in connection with the release of the XDMS and PDP products. We anticipate that selling and marketing costs related to XDMS products may increase as we further develop the sales channel for these products and if customer acceptance of these products increases. In addition, if our continued research and development efforts are successful, including with respect to our XDMS products, and new products or services are created, we may incur increased sales and marketing expense to promote those new products in future periods.

RESEARCH AND DEVELOPMENT. Research and development expense consists primarily of salaries and other personnel-related expenses and overhead costs for engineering personnel, including employees in the US and the UK and contractors in the US and India. In fiscal 2005 and 2004, spending related to our development efforts increased because our new products reached production release and we refined and added certain features and functionality to these products. The majority of these costs have been personnel related as we have hired employees and contractors in association with the ongoing development and enhancement of our product lines. We are committed to our research and development efforts and expect research and development expense will remain at the current level in future periods or increase if we believe that additional spending is warranted. Such efforts may not result in additional new products and any new products, including the XDMS products, may not generate sufficient revenue, if any, to offset the research and development expense.

GENERAL AND ADMINISTRATIVE. General and administrative expense consists primarily of costs associated with our finance, human resources, legal and other administrative functions. These costs consist principally of salaries and other personnel-related expenses, professional fees, depreciation and overhead costs. General and administrative spending remained relatively consistent in fiscal 2005 as compared to fiscal 2004. The decrease in general and administrative spending in fiscal 2004 as compared to fiscal 2003 was a result of continued cost controls resulting in reduced legal and personnel related expenses. We anticipate that general and administrative costs as a percentage of revenue and in absolute dollars will remain relatively stable during fiscal 2006.

STOCK-BASED COMPENSATION. The decreases in stock-based compensation in fiscal 2005 and fiscal 2004 is attributable primarily to cancellations of previously issued options with an exercise price below fair value on date of grant for terminated employees, options reaching the end of their vesting periods, no new options being granted with an exercise price below fair value at the date of grant, and fewer options granted to non-employees. We do not anticipate significant changes in stock-based compensation expense in future periods prior to the adoption of SFAS 123R. The future impact of the adoption of SFAS 123R on the Company's consolidated financial position and results of operations cannot be determined at this time.

GOODWILL AND AMORTIZATION OF INTANGIBLE ASSETS. We amortize our identifiable intangible assets in accordance with their determined useful life. The life of our existing intangible assets was estimated to be four years. As of March 31, 2005, our existing intangible assets were fully amortized.

OTHER INCOME (EXPENSE). Other expense consists primarily of net interest expense and, to a much lesser extent, gains and losses on foreign currency transactions. Other expense remained relatively consistent during fiscal 2005 as compared to fiscal 2004. The decrease in fiscal 2004 is primarily the result of the reduction of the interest rate as a result of the restructuring of our debt in January 2003. Due to the uncertainty in exchange rates, we may experience transaction gains or losses in future periods, the effect of which cannot be determined at this time.

Liquidity and Capital Resources

In connection with the acquisition of PickAx, we assumed a Secured Promissory Note issued to Astoria Capital Partners, L.P. ("Astoria") dated November 30, 2000, in the amount of $18.5 million. In January 2003, we entered into a Note Exchange Agreement (the "Exchange Agreement") with Astoria to replace the existing Secured Promissory Note, as amended, with a Convertible Subordinated Note. Under the terms of the Exchange Agreement, the Secured Promissory Note was exchanged and replaced with a Convertible Subordinated Note having a principal amount of $22.1 million, which principal amount was equal to the outstanding principal and accrued interest payable on the Secured Promissory Note as of the date of the Exchange Agreement. The Convertible Subordinated Note is convertible into common stock at any time, at the option of Astoria, at a price of $5.00 per share. The Convertible Subordinated Note matures on May 30, 2008, extending the May 30, 2003 maturity date of the Secured Promissory Note. Under terms of the Note, the Company was unable to redeem the Convertible Subordinated Note prior to January 30, 2005. The interest rate of the Convertible Subordinated Note is 5% per annum as compared to an interest rate of 10% per annum under the Secured Promissory Note. The interest is payable quarterly at our option in cash or through increases to the outstanding principal of the Convertible Subordinated Note.

On December 14, 2004, we entered into an Agreement Regarding Amended and Restated Common Stock Purchase Warrant and 5% Convertible Subordinated Note Due 2008 with Astoria whereby we could redeem, in part, the Note and the payment in kind ("PIK") notes in advance of January 30, 2005. On December 14, 2004, Astoria exercised its warrant in the amount of $2,670,904. In lieu of a cash payment, we used the proceeds of the exercise to paydown a portion of the indebtedness to Astoria. The paydown consisted of $247,129 for accrued and unpaid interest, $1,914,165 for the PIK Notes issued to date and $509,610 as a reduction of principal of the Convertible Subordinated Note. As of March 31, 2005 there were outstanding PIK notes to Astoria for the accrued interest due in the aggregate amount of $267,305. For the foreseeable future, we expect to issue additional PIK notes to Astoria in lieu of cash payments for the interest due under the Convertible Subordinated Note. If the Convertible Subordinated Note or the

PIK notes are converted into common stock, our stockholders may experience substantial dilution. Unlike the Secured Promissory Note, the Convertible Subordinated Note is not secured by our assets.

If our future financial performance improves, we may seek to take advantage of opportunities in the equity and capital markets to raise additional funds for operating needs or to pay down our debt to Astoria. There can be no assurances that such opportunities will arise. In addition to holding the Convertible Subordinated Note, Astoria is a major stockholder of ours, holding all of our preferred stock and a majority of our outstanding common stock. Richard W. Koe, Chairman of the Board of Directors, serves as the Managing General Partner for Astoria. Carlton H. Baab, our President and Chief Executive Officer, served as a Managing Principal of Astoria Capital Management, which is a general partner of Astoria, until taking a formal leave of absence to join us in August 2001. Gerald F. Chew, a member of our Board of Directors, is the cousin of Mr. Koe.

At March 31, 2005, we had $10.6 million in cash. We believe that our existing cash balances combined with our cash flow from operating activities will be sufficient to meet our operating and capital expenditure requirements for the remainder of the fiscal year ending March 31, 2006 and through the foreseeable future. We are committed to research and development efforts that are intended to allow us to penetrate new markets and generate new sources of revenue and improve operating results. However, our research and development efforts have required, and will continue to require, cash outlays without the immediate or short-term receipt of related revenue. Our ability to service our long-term debt and meet our expenditure requirements is dependent upon our future financial performance, which will be affected by, among other things, prevailing economic conditions, our ability to penetrate new markets and attract new customers, market acceptance of our new and existing products and services, the success of research and development efforts and other factors beyond our control.

On February 11, 2004, we entered into a credit facility with Silicon Valley Bank which provides us with the ability to borrow up to $1.5 million at an annual interest rate of Prime plus 1.0%, provided that the annual interest rate shall never be less than 5%. The credit facility is collateralized by our assets and expires in February 2006. The credit facility contains financial and reporting covenants that require us to maintain certain financial ratios only when we have outstanding borrowings on the line. There were no outstanding borrowings at March 31, 2005. Upon expiration of the term of this facility we will assess our credit and liquidity needs in relation to market factors. However, we believe that the facility is not required for liquidity purposes or to meet our cash flow needs.

On November 9, 2004, we entered into a lease agreement with The Irvine Company whereby we leased one building in Irvine, California, comprising approximately 29,000 square feet, to replace our current headquarters facility. The lease is expected to commence in November 2005 and has a five-year term. If certain conditions are met, we have the option to extend the term of the lease for an additional thirty-six months. The total basic rent over the five-year term is approximately $2.6 million, which represents a lower per square foot cost than our current property lease. The annual basic rent during the five-year term ranges from approximately $475,000 during the first year to approximately $545,000 during the fifth year. The rent expense will be recorded on a straight line basis over the lease term commencing once we have physical rights to the property. We expect to incur move-in costs in future periods; however, these costs are not expected to be material in the periods in which they are incurred.

We had no material commitments for capital expenditures at March 31, 2005.

Net cash provided by operating activities was $2.8 million and $2.3 million for the years ended March 31, 2005 and 2004, respectively.

Our earnings before interest, taxes, depreciation and amortization (EBITDA) were $2.3 million, or 11% of total net revenue, $3.0 million, or 13% of total net revenue and $3.2 million, or 15% of total net revenue, for the years ended March 31, 2005, 2004 and 2003, respectively. The reduction in EBITDA was a result of the reduction in revenues. EBITDA is defined as net loss with an add-back for depreciation and amortization, non-cash stock-based compensation expense, interest expense, other income and income taxes. The following table reconciles EBITDA to the reported net loss:

RAINING DATA CORPORATION AND SUBSIDIARIES
RECONCILIATION OF EBITDA TO NET LOSS
(In thousands)

In $000's	For the year ended March 31,		
	2005	2004	2003
Reported net loss	$ (921)	$(1,353)	$(3,419)
Depreciation and amortization	2,021	2,935	2,917
Stock-based compensation	66	246	351
Interest expense—net	1,155	1,215	3,409
Other income—net	(28)	(19)	(47)
Provision (benefit) for income taxes	—	(31)	30
EBITDA	$2,293	$ 2,993	$ 3,241

EBITDA does not represent funds available for management's discretionary use and is not intended to represent cash flow from operations. EBITDA should not be construed as a substitute for net loss or as a better measure of liquidity than cash flow from operating activities, which are determined in accordance with United States generally accepted accounting principles ("GAAP"). EBITDA excludes components that are significant in understanding and assessing our results of operations and cash flows. In addition, EBITDA is not a term defined by GAAP and as a result our measure of EBITDA might not be comparable to similarly titled measures used by other companies.

However, EBITDA is used by management to evaluate, assess and benchmark our operational results and we believe that EBITDA is relevant and useful information, which is often reported and widely used by analysts, investors and other interested parties in our industry. Accordingly, we are disclosing this information to permit a more comprehensive analysis of our operating performance, to provide an additional measure of performance and liquidity and to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements.

Our EBITDA financial information is also comparable to net cash provided by operating activities. The table below reconciles EBITDA to the GAAP disclosure of net cash provided by operating activities:

RAINING DATA CORPORATION AND SUBSIDIARIES
RECONCILIATION OF EBITDA TO NET CASH PROVIDED BY OPERATING ACTIVITIES
(In thousands)

In $000's	For the year ended March 31,		
	2005	2004	2003
Net cash provided by operating activities	$ 2,812	$ 2,328	$ 889
Interest expense—net	1,155	1,215	3,409
Other income—net	(28)	(19)	(47)
Provision (benefit) for income taxes	—	(31)	30
Change in accounts receivable	38	(722)	169
Change in other assets	101	97	115
Change in accounts payable	(188)	953	2,807
Change in accrued liabilities	(1,156)	(1,124)	(1,784)
Change in deferred revenue	(352)	379	(738)
Note payable discount amortization	(89)	(83)	(1,609)
EBITDA	$ 2,293	$ 2,993	$ 3,241

RISK FACTORS

We operate in a rapidly changing environment that involves numerous risks and uncertainties. The following section lists some, but not all, of these risks and uncertainties that may have a material adverse effect on our business, financial condition or results of operation.

IF WE DO NOT DEVELOP NEW PRODUCTS AND ENHANCE EXISTING PRODUCTS TO KEEP PACE WITH RAPIDLY CHANGING TECHNOLOGY AND INDUSTRY STANDARDS, OUR REVENUE MAY DECLINE.

We have devoted significant resources to the research and development of products and technology. We believe that our future success will depend in large part on a strong research and development effort with respect to both our existing and new products. Beginning in 2001, we began an extensive effort to leverage our time-proven Pick UDM and core intellectual property to create an enterprise class XML database management system for the emerging XML market. This significant investment of time and resources resulted in the TigerLogic XDMS product line. We have also introduced the PDP product line, which is designed to support the Microsoft.NET Framework and Microsoft Reporting Services. While we intend for these efforts to improve our future operating results and increase cash flow, such efforts may not result in new products or revenue, and any new products that do result may not be successful. The development of new or enhanced software products is a complex and uncertain process requiring high levels of innovation, as well as accurate anticipation of customer and technical trends. In developing new products and services, we may fail to develop and market products that respond to technological changes or evolving industry standards in a timely or cost-effective manner, or experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products. The development and introduction of new or enhanced products also requires us to manage the transition from older products in order to minimize disruptions in customer ordering patterns and to ensure that adequate supplies of new products can be delivered to meet customer demand. Failure to develop and introduce new products, or enhancements to existing products, in a timely manner in response to changing market conditions or customer requirements, or lack of customer acceptance of our products, will materially and adversely affect our business, results of operations and financial condition.

OUR FAILURE TO COMPETE EFFECTIVELY MAY HAVE AN ADVERSE IMPACT ON OUR OPERATING RESULTS.

The market for our products is highly competitive, diverse and subject to rapid change. Our products and services compete on the basis of the following key characteristics: performance; inter-operability; scalability; functionality; reliability; pricing; post sale customer support; quality; compliance with industry standards; and overall total cost of ownership.

The application development tools software market is rapidly changing and intensely competitive. Our MDMS products compete with products developed by companies such as Oracle, Microsoft and IBM. Our RAD products currently encounter competition from several direct competitors, including Microsoft Corporation, and competing development environments, including JAVA. Competition is developing and evolving in the XML market for which our XDMS products are intended. Companies that do or are expected to compete in this market include Oracle, IBM, Microsoft and Sybase, as well as a number of smaller companies with products that directly and indirectly compete with our XDMS products. Our PDP products compete primarily with products developed by Microsoft and Oracle. Additionally, as we expand our business, we expect to compete with a different group of companies, including smaller, highly focused companies offering single products.

Most of our competitors have significantly more financial, technical, marketing and other resources than we do. As a result, these competitors may be able to respond more quickly to new or emerging technologies, evolving markets and changes in customer requirements and may devote greater resources to the development, promotion and sale of their products. While we currently believe that our products and services compete favorably in the marketplace, our products and services could fall behind marketplace demands at any time. If we fail to address the competitive challenges, our business would suffer materially.

BECAUSE THE MARKET FOR OUR MDMS AND RAD PRODUCTS IS RELATIVELY STABLE, OUR REVENUE MAY DECLINE IF WE CANNOT MAINTAIN OUR SALES TO EXISTING CUSTOMERS OR GENERATE SALES TO NEW CUSTOMERS.

We believe that the markets for our MDMS and RAD products are relatively stable and consistent from period to period. As a result, to maintain or grow our revenue in these markets, we will need to maintain our sales to existing customers and to generate sales to new customers, including corporate development teams, commercial application developers, system integrators, independent software vendors and independent consultants. If we fail to attract new customers, if we lose our customers to competitors, or if the MDMS or RAD markets decline, our revenue may be adversely affected. In the longer term, it is expected that the MDMS and RAD markets will eventually contract as customers adopt newer technologies.

IF WE ARE UNABLE TO SUCCESSFULLY RECRUIT AN ADDITIONAL INDEPENDENT DIRECTOR TO SERVE ON THE BOARD OF DIRECTORS AND AS A MEMBER OF THE AUDIT COMMITTEE WITHIN THE REQUIRED TIME PERIOD, OUR STOCK MAY BE DE-LISTED.

On December 15, 2004, Geoffrey P. Wagner resigned from our Board of Directors. Due to his resignation, the Company's Audit Committee currently is comprised of only two members. Nasdaq rules require that, beginning July 31, 2005, our Audit Committee be comprised of three (3) members. We have received notice from Nasdaq regarding our non-compliance and have been provided a cure period until the earlier of our next annual shareholders meeting or one year from the occurrence of the event that caused the noncompliance. Failure to comply with Nasdaq's audit committee composition rules within the required time frame may result in Nasdaq de-listing our stock or taking other corrective actions.

OUR PRODUCTS HAVE A LONG SALES CYCLE WHICH COULD RESULT IN DELAYS IN THE RECEIPT OF REVENUE.

The sales cycle for our MDMS and RAD products typically ranges from three to nine months or longer and the sales cycle for our XDMS and PDP products is anticipated to be significantly longer since these markets are emerging and the products are still in the process of being adopted by the marketplace. Our products are typically used by application developers, system integrators and value added resellers to develop applications that are critical to their corporate end user's business. Because the purchases of our products are often part of an end user's larger business process, re-engineering initiative, or implementation of client/server or web-based computing, the end users frequently view the purchase of our products as part of a long-term strategic decision regarding the management of their workforce-related operations and expenditures. Thus, this sometimes results in end users taking a significant period of time to assess alternative solutions by competitors or to defer a purchase decision as a result of an unrelated strategic issue beyond our control. As a result, a significant period of time may elapse between our research and development efforts and recognition of revenue, if any.

IF WE FAIL TO INCREASE REVENUE OR IMPROVE OUR OPERATING RESULTS, WE MAY NOT BE ABLE TO REPAY OUR DEBT TO ASTORIA.

We believe that our cash and cash flow from operating activities will be sufficient to meet our operating and capital expenditure requirements at least through the foreseeable future. Our ability to meet our expenditures and service our debt obligations is dependent upon our future financial performance, which will be affected by, among other things, prevailing economic conditions, our ability to penetrate new markets and attract new customers, market acceptance of our new and existing products and services, the success of research and development efforts and other factors beyond our control. As previously noted, in January 2003, we entered into the Exchange Agreement with Astoria to replace the existing Secured Promissory Note, which was due May 2003, with a Convertible Subordinated Note, which is due and payable in May 2008. The Convertible Subordinated Note bears interest at 5% per annum and is convertible into common stock by Astoria at any time at a price of $5.00 per share. If we are unable to penetrate new markets, generate new sources of revenue or otherwise improve our operating results, we may be unable to repay our debt to Astoria or to access opportunities in the equity and capital markets to raise additional funds for operating needs.

THE CONCENTRATION OF OUR STOCK OWNERSHIP AND THE DEBT OWED TO ASTORIA GIVE CERTAIN STOCKHOLDERS SIGNIFICANT CONTROL OVER OUR BUSINESS.

As of March 31, 2005, Astoria beneficially owned approximately 59% of our outstanding common stock. As of such date, Astoria also owned all of our outstanding preferred stock. In addition, as of March 31, 2005, the Convertible Subordinated Note issued to Astoria had a balance of approximately $21.7 million in principal and accrued interest maturing on May 30, 2008. Richard W. Koe, Chairman of the Board of Directors, serves as the Managing General Partner for Astoria Capital Management, which is a general partner of Astoria. Carlton H. Baab, our President and Chief Executive Officer, served as a Managing Principal of Astoria Capital Management until taking a formal leave of absence to join us in August 2001. This concentration of stock ownership, together with the outstanding debt, would allow Astoria, acting alone, to block any actions that require approval of our stockholders, including the election of members to the Board of Directors and the approval of significant corporate transactions. Moreover, this concentration of ownership may delay or prevent a change in control.

RECENT RULEMAKING BY THE FINANCIAL ACCOUNTING STANDARDS BOARD WILL REQUIRE THE COMPANY TO EXPENSE EQUITY COMPENSATION GIVEN TO EMPLOYEES AND WILL SIGNIFICANTLY HARM OPERATING RESULTS AND MAY REDUCE THE COMPANY'S ABILITY TO EFFECTIVELY UTILIZE EQUITY COMPENSATION TO ATTRACT AND RETAIN EMPLOYEES

The Company historically has used stock options as a significant component of its employee compensation program in order to align employees' interests with the interests of the Company's stockholders, encourage employee retention, and provide competitive compensation packages. The FASB has adopted changes that will require companies to record a charge to earnings for employee stock option grants and other equity incentives, which will have a significant impact on the Company's results of operations. The Company is required to implement the standard no later than its fiscal year 2007. By causing the Company to incur significantly increased compensation costs, such accounting changes will reduce the Company's reported earnings and will require the Company to reduce the availability and amount of equity incentives provided to employees, which may make it more difficult for the Company to attract, retain and motivate key personnel. Each of these results could materially and adversely affect the Company's business.

WE MAY EXPERIENCE QUARTERLY FLUCTUATIONS IN OPERATING RESULTS, WHICH MAY RESULT IN VOLATILITY OF OUR STOCK PRICE.

We expect to continue to spend substantial amounts of money in the area of research and development, sales and marketing and operations in order to promote new product development and introduction. Because the expenses associated with these activities are relatively fixed in the short-term, we may be unable to timely adjust spending to offset any unexpected shortfall in revenue growth or any decrease in revenue levels. Operating results may also fluctuate due to factors such as:

- the size and timing of customer orders;
- changes in pricing policies by us or our competitors;
- our ability to develop, introduce, and market new and enhanced versions of our products;
- the number, timing, and significance of product enhancements and new product announcements by our competitors;
- the demand for our products;
- non-renewal of customer support agreements;
- software defects and other product quality problems; and
- personnel changes.

We operate without a significant backlog of orders. As a result, the quarterly sales and operating results in any given quarter are dependent, in large part, upon the volume and timing of orders booked and products shipped during that quarter. Accordingly, we may be unable to adjust spending in a timely manner to compensate for any unanticipated decrease in orders, sales or shipments. Therefore, any decline in demand for our products and services, in relation to the forecast for any given quarter, could materially and negatively impact the results of our operations. As a result, our quarterly operating results may fluctuate, which may cause our stock price to be volatile. In addition, we believe that period-to-period comparisons of our operating results should not be relied upon as indications of future performance.

THE SUCCESS OF OUR BUSINESS DEPENDS IN PART UPON OUR ABILITY TO RECRUIT AND RETAIN KEY PERSONNEL AND MANAGEMENT.

The majority of our executive officers joined us subsequent to the acquisition of PickAx, including our President and Chief Executive Officer, Carlton Baab, who joined us in August 2001. Additional changes in management have occurred following Mr. Baab's appointment, including the hiring of Brian Bezdek, Chief Financial Officer and Soheil Raissi, Vice President, Product Development and Professional Services. The loss of one or more of these or other executives could adversely affect our business. In addition, we believe that our future success will depend to a significant extent on our ability to recruit, hire and retain highly skilled management and employees with experience in engineering, product management, business development, sales, marketing and customer service. Competition for such personnel in the software industry can be intense, and there can be no assurance that we will be successful in attracting and retaining such personnel. If we are unable to do so, we may experience inadequate levels of staffing to develop and license our products and perform services for our customers, which could adversely affect our business.

THE INABILITY TO PROTECT OUR INTELLECTUAL PROPERTY COULD HARM OUR ABILITY TO COMPETE.

Our ability to compete successfully will depend, in part, on our ability to protect our proprietary technology and operations without infringing upon the rights of others. We may fail to do so. In addition, the laws of certain countries in which our products are, or may be, licensed may not protect our proprietary



rights to the same extent as the laws of the United States. We rely primarily on a combination of trade secret, copyright and trademark laws and contractual provisions to protect our intellectual property and proprietary rights. Our trademarks include Raining Data, Pick, D3, Omnis, Omnis Studio, mvEnterprise, mvBase, mvDesigner and TigerLogic, among others. We also have one pending U.S. patent application as of March 31, 2005. In addition to trademark and copyright protections, we license our products to end users on a "right to use" basis pursuant to a perpetual license agreement that restricts use of products to a specified number of users. We generally rely on "click-wrap" licenses that become effective when a customer downloads and installs software on its system. In order to retain exclusive ownership rights to our software and technology, we generally provide our software in object code only, with contractual restrictions on copying, disclosure and transferability. There can be no assurance that these protections will be adequate, or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

OUR PRODUCTS MAY CONTAIN SOFTWARE DEFECTS WHICH COULD HARM OUR BUSINESS.

Our enterprise applications software may contain undetected errors or failures. This includes our XDMS and PDP products, which are at higher risk given these products are in the earliest stages of the product life cycle. This may result in loss of, or delay in, customer acceptance of our products and could harm our reputation and our business. Undetected errors or failures in computer software programs are not uncommon. While we make every effort to thoroughly test our software, in the event that we experience significant software errors, we could experience delays in release, customer dissatisfaction and lost revenue. Any of these errors or defects could harm our business.

IF THE REGISTRATION RIGHTS HELD BY ASTORIA AND OTHER SECURITIES HOLDERS ARE EXERCISED, OR THESE SECURITIES HOLDERS SELL A SUBSTANTIAL AMOUNT OF RESTRICTED SECURITIES IN THE OPEN MARKET, OUR STOCK PRICE MAY DECLINE.

As of March 31, 2005, we had 19,747,798 outstanding shares of common stock, of which approximately 9,200,000 shares were restricted securities held by Astoria and other holders. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration promulgated under the Securities Act of 1933, as amended. At present, all of our outstanding restricted securities are either entitled to registration rights or eligible for public sale under Rule 144, subject to volume limitations and other requirements of Rule 144. If Astoria or other holders decide to exercise their demand registration rights, we would incur costs and expenses associated with the registration of securities.

Furthermore, sales of a substantial number of shares by Astoria or other securities holders in the public market, or the perception that those sales may occur, could cause the market price of our common stock to decline. In addition, if we register shares of our common stock in connection with a public offering of securities, we may be required to include shares of restricted securities in the registration, which may have an adverse effect on our ability to raise capital.

OUR GLOBAL OPERATIONS EXPOSE US TO ADDITIONAL RISKS AND CHALLENGES ASSOCIATED WITH CONDUCTING BUSINESS INTERNATIONALLY.

We operate on a global basis with offices or distributors in Europe, Africa, Asia, Latin America, South America, Australia and North America and development efforts in North America, India and Europe. Approximately 31% of our revenue for the year ended March 31, 2005 was generated from our international offices. We face several risks inherent in conducting business internationally, including but not limited to the following:

- fluctuations in interest rates or currency exchange rates;
- language and cultural differences;

- local and governmental requirements;
- difficulties and costs of staffing and managing international operations;
- differences in intellectual property protections;
- difficulties in collecting accounts receivable and longer collection periods;
- seasonal business activities in certain parts of the world; and
- trade policies.

Any of these factors could harm our international operations and, consequently, affect the international growth or maintenance of our business. These factors or any combination of these factors may adversely affect our revenue or our overall financial performance.

THE FAILURE OF OUR PRODUCTS TO CONTINUE TO CONFORM TO INDUSTRY STANDARDS MAY HARM OUR OPERATING RESULTS.

A key factor in our future success will continue to be the ability of our products to operate and perform well with existing and future leading, industry-standard enterprise software applications intended to be used in connection with our MDMS, RAD, XDMS and PDP products. Inter-operability may require third party licenses, which may not be available to us on favorable terms or at all. Failure to meet existing or future inter-operability and performance requirements of industry standard applications in a timely manner could adversely affect our business. Uncertainties relating to the timing and nature of new product announcements or introductions or modifications of third party software applications could delay our product development, increase our product development expense or cause customers to delay evaluation, purchase, and deployment of our products.

THIRD PARTIES COULD ASSERT THAT OUR SOFTWARE PRODUCTS AND SERVICES INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD RESULT IN COSTLY LITIGATION, CAUSE PRODUCT SHIPMENT DELAYS, PROHIBIT PRODUCT LICENSING OR REQUIRE US TO ENTER INTO ROYALTY OR LICENSING AGREEMENTS.

There has been a substantial amount of litigation in the software industry regarding intellectual property rights. Third parties may claim that our current or potential future products and services infringe upon their intellectual property. We expect that software product developers and providers of software applications will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grow and the functionality of products in different industry segments overlap. Any claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays, prohibit product licensing or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business.

ITEM 7. ***Financial Statements***

Our Consolidated Financial Statements, including the notes thereto, together with the report of KPMG LLP, independent registered public accounting firm, thereon are presented as a separate section of this Form 10-KSB, and the following are attached hereto beginning on Page F-1:

a) Consolidated Financial Statements:

ITEM 8. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

There were no changes in or disagreements with our accountants on accounting or financial disclosures for the year ended March 31, 2005.

ITEM 8A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

Our principal executive officer and principal financial officer evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are effective, as of the end of the period covered by this report, to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

However, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Management necessarily applied its judgment in assessing the benefits of controls relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within Raining Data Corporation have been detected.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the fourth quarter of the 2005 fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 8B. ***Other Information***

None.

PART III

ITEM 9. ***Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act***

Our Bylaws provide that the Board of Directors is to be composed of no less than five (5) and no more than nine (9) directors divided into Classes I, II and III, each with as nearly equal a number of directors as possible. The exact number of directors is currently set at five (5) by resolution of the Board. The directors are elected to serve staggered three-year terms, with the term of one class of directors expiring each year at the annual meeting of stockholders.

The following table sets forth as of March 31, 2005, the name, age, and position of the directors, the date they joined the Board of Directors and the year in which their term expires:

Name of Director	Age	Position	Director Since	Term Expires
Richard W. Koe(1,3)	48	Chairman	2003	2006
Carlton H. Baab	47	President, Chief Executive Officer and Director	2001	2007
Gerald F. Chew(2)	45	Director	1998	2007
Douglas G. Marshall(1,2,3)	48	Director	1998	2005

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

(3) Member of the Nominating and Corporate Governance Committee

The following is a description of the background of each director as of March 31, 2005:

Mr. Koe joined the Board in January 2003. Mr. Koe has served as Managing General Partner for ACP, a significant stockholder of ours, and Montavilla Partners, L.P., both of which are investment partnerships, and as President of ACM. Mr. Koe has served as Chairman of the Board since December 2004. Mr. Koe serves as Chairman of the Compensation Committee and the Nominating and Corporate Governance Committee and is the sole member of the Stock Committee, a subcommittee of the Compensation Committee.

Mr. Baab joined us as the President and, Chief Executive Officer in August 2001 and was appointed as a member of the Board in December 2001. From May 2001 to August 2001, Mr. Baab served as a Managing Principal of Astoria Capital Management ("ACM"), a Securities and Exchange Commission (the "SEC") registered investment advisor and a General Partner of Astoria Capital Partners, L.P. ("ACP"), a significant stockholder of ours. In August 2001, Mr. Baab took a formal leave of absence from ACM to join us. From March 2000 to April 2001, Mr. Baab was the Vice President of Finance and Chief Financial Officer of Certive, Inc., a web-based small-business services firm. From January 1999 to March 2000, Mr. Baab was the Chief Operating Officer and Chief Financial Officer of RemarQ Communities, Inc., a web-based provider of discussion group services. Mr. Baab served as Chief Financial Officer of the CKS Group ("CKS"), a marketing communications company, from February 1994 through December 1998. In addition, Mr. Baab served as an Executive Vice President and the Secretary of CKS from August 1995 through December 1998 and as CKS's Chief Operating Officer from August 1995 through May 1996. Mr. Baab also served on the Board of Directors of Momentum Business Applications, Inc. (Nasdaq: MMTM), which provided research and development expertise on a contract basis, until it was acquired by PeopleSoft (Nasdaq: PSFT) in April 2002. Mr. Baab also serves on the University of Southern California, School of Engineering Board of Councilors. Mr. Baab holds a B.S. in Electrical Engineering, with honors, from the University of Southern California and an M.B.A. from the Harvard Graduate School of Business Administration.

Mr. Chew joined the Board in July 1998. Mr. Chew most recently served as the President and Chief Operating Officer of MDSI Mobile Data Solutions Inc. ("MDSI") from April 2001 to March 2002 and served as a director of MDSI from 1995 until April 2001. Mr. Chew served as Executive Vice President of Ancora Capital & Management Group, LLC, an investment firm, from June 1998 to January 2001. Since February 1997, Mr. Chew has served as Managing Director of The Cairn Group. Mr. Chew holds a B.S. in Electrical Engineering from the University of California, Davis and an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College. Mr. Chew serves as Chairman of the Audit Committee.

Mr. Marshall joined the Board in July 1998. Mr. Marshall is Senior Vice President of Deposit Strategy and Product Management at Washington Mutual (NYSE: WM), a financial services company. Mr. Marshall joined Washington Mutual in November 2001. From August 1994 to November 2001, Mr. Marshall held a number of marketing positions at Bank of America (NYSE: BAC), most recently as Vice President of Advertising and Marketing Communications. Mr. Marshall holds a B.A. in English from Seattle Pacific University and an M.B.A. from the University of Washington. Mr. Marshall serves on the Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee.

On November 10, 2004, director Geoffrey P. Wagner resigned as Chairman of the Board of Directors, Chairman of the Audit Committee, Chairman of the Nominating Committee, Chairman of the Compensation Committee and as sole member of the Stock Committee. On December 15, 2004, Mr. Wagner resigned from the Board of Directors.

Information regarding our current executive officers, which may be found under the caption "Executive Officers" in Part I hereof, is incorporated by reference into this Item 9.

Family Relationships

To our knowledge, with the exception of Mr. Chew and Mr. Koe who are cousins, there are no family relationships between any of our directors and executive officers.

Audit Committee Financial Expert

The Audit Committee of the Board of Directors of the Company is comprised solely of independent directors as defined in the Marketplace Rules of the Nasdaq Stock Market, and is governed by a written charter adopted by the Board of Directors. The Board of Directors has determined that Gerald F. Chew qualifies as an "audit committee financial expert" as that term is defined in Item 401(e) of Regulation S-B under the Exchange Act and is "independent" as defined in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file certain reports of ownership with the SEC and with the National Association of Securities Dealers, Inc. To our knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required during the fiscal year ended March 31, 2005, all reports required to be filed during fiscal year ended March 31, 2005 pursuant to Section 16(a) of the Exchange Act by directors, executive officers and 10% beneficial owners were filed on timely basis.

Code of Ethics

We have adopted a Code of Ethics for Principal Executive and Senior Financial Officers, which is posted on our Internet website at www.rainingdata.com.

ITEM 10. *Executive Compensation*

Summary Compensation

The following table sets forth the compensation of our Named Executive Officers, which consist of (i) all persons serving as the chief executive officer during the fiscal year ended March 31, 2005 and (ii) the four most highly compensated executive officers serving as such at the end of the fiscal year ended March 31, 2005, in addition to the chief executive officer.

Summary Compensation Table

	Annual Compensation			Long Term Compensation Awards	
Name and Principal Position	Year	Salary($)	Bonus($)	Securities Underlying Options(#)	All Other Compensation
Carlton H. Baab(1)	2005	$248,000	$150,888	—	$14,322
President and Chief Executive Officer	2004	$248,000	$150,702	—	$11,510
	2003	$248,000	$150,527	—	$ 7,639
Soheil Raissi	2005	$200,000	$ 70,773	70,000	$ —
Vice President, Product Development &	2004	$200,000	$ 70,673	—	$ —
Professional Services	2003	$196,410	$ 25,527	60,000	$ —
Gwyneth Gibbs(2)	2005	$212,159	$ —	—	$31,853
Vice President, European Operations &	2004	$181,631	$ —	—	$27,670
Professional Services	2003	$143,242	$ —	—	$23,228
Brian C. Bezdek	2005	$175,000	$ 61,954	75,000	$ —
Chief Financial Officer and	2004	$175,000	$ 61,933	—	$ —
Secretary	2003	$142,491	$ 16,184	175,000	$ —
Mario I. Barrenechea(3)	2005	$180,000	$ 48,408	—	$ 5,146
Senior Vice President,	2004	$180,000	$ 19,716	—	$ 4,956
Worldwide Sales and Marketing	2003	$180,000	$ 15,547	—	$ 4,956

(1) All Other Compensation reflects payments to a continuing medical plan Mr. Baab had in place at the time he joined us.

(2) All Other Compensation reflects pension contributions paid by us on behalf of Mrs. Gibbs.

(3) All Other Compensation reflects premiums paid by us on a life insurance policy owned by Mr. Barrenechea.

Option grants table

The following table shows, as to the Named Executive Officers, the total options granted during the year ended March 31, 2005.

	Option Grants in Last Fiscal Year			
Name	Number of securities underlying options granted (#)	Percent of total options granted to employees in fiscal year(2)	Exercise or base price ($/Sh)(3)	Expiration date
Soheil Raissi	70,000(1)	10.6%	$2.85	12/16/2014
Brian C. Bezdek	75,000(1)	11.4%	$2.85	12/16/2014

(1) Options vest as to 25% of the total number of shares subject to the option on the first anniversary of the date of grant, and as to 1/48th of the total number of shares subject to the option for each month that expires thereafter.

(2) Based on options to purchase an aggregate of 659,500 shares of our common stock granted to employees of the Company in fiscal year 2005, including the Named Executive Officers.

(3) The exercise price per share of each option was equal to the fair value of our common stock based on the closing price per share of our common stock as quoted on the Nasdaq SmallCap Market on the date of grant.

Aggregated Option Exercises In Last Fiscal Year and Fiscal Year-End Option Values

The Named Executive Officers exercised no options during the fiscal year ended March 31, 2005.

The following table shows, as to the Named Executive Officers, the value of unexercised options at March 31, 2005:

Name	Number of Securities Underlying Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-the-Money Options at Fiscal Year End(1)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Carlton H. Baab	1,050,000	—	$1,265,500	$ —
Soheil Raissi	146,249	103,751	$ 108,650	$18,550
Gwyneth Gibbs	118,833	2,917	$ 22,371	$ 2,129
Brian C. Bezdek	115,103	134,897	$ 47,145	$29,855
Mario I. Barrenechea	259,121	—	$ —	$ —

(1) In accordance with SEC rules, values are calculated by subtracting the exercise price from the fair market value of the underlying common stock. For purposes of this table, fair market value is deemed to be closing price of the common stock on March 31, 2005, which was $2.73 per share.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Effective December 1, 2000, we entered into an employment agreement with Mr. Barrenechea that provides for six (6) months severance at his salary rate then in effect in the event his employment is terminated by the Company without cause.

Effective April 5, 2002, we entered into an offer letter agreement with Mr. Bezdek. The offer letter provides for full vesting of Mr. Bezdek's options upon an involuntary termination of his employment other than for cause within twelve (12) months following a change of control. In addition, the offer letter provides for severance benefits, including payment of his base salary for six (6) months and acceleration of six (6) months of vesting of his stock options, upon termination of his employment without cause.

Effective June 21, 2002, we entered into an Amendment to Stock Option Agreement with Mr. Raissi, which amended two Stock Option Agreements, dated October 10, 2001 and April 26, 2002, between Mr. Raissi and us, to, in each case, provide for 100% acceleration of vesting of his stock options in the event he is terminated without cause within twelve (12) months following a change of control.

Effective April 5, 2003, we entered into a Severance and Change of Control Agreement with Mr. Baab. The agreement provides for twelve (12) months severance at Mr. Baab's salary rate then in effect in the event of his involuntary termination of employment. In the event of Mr. Baab's termination without cause within twelve (12) months following a change of control, the agreement provides for 100% acceleration of vesting of his stock options, as well as severance payments equal to 200% of the aggregate salary and bonus paid to Mr. Baab during the twelve (12) months preceding his termination.

Effective April 1, 2004, we entered into a Service Agreement with Mrs. Gibbs. The Service Agreement outlines Mrs. Gibbs annual compensation and may only be terminated by either party by the giving of six months prior written notice.

DIRECTOR COMPENSATION

We reimburse directors for travel and other out-of-pocket expenses incurred in attending Board meetings. We do not pay cash compensation to our directors. No options or warrants were granted to any of our directors during the year ended March 31, 2005. Certain directors have received warrants or option grants in prior years as further disclosed in Item 11 below.

ITEM 11. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The following table sets forth, as of March 31, 2005, certain information with respect to the beneficial ownership of our voting securities by (i) any person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than five percent (5%) of any class of our voting securities, (ii) each director, (iii) each of the Named Executive Officers, and (iv) all of our current directors and executive officers as a group. As of March 31, 2005, there were 300,000 and 19,747,798 shares of issued and outstanding preferred stock and common stock, respectively. In computing the number and percentage of shares beneficially owned by a person, shares of common stock subject to options currently exercisable, or exercisable within sixty (60) days of March 31, 2005, are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person.

Name and Address(1)	Number of Shares of Series A Preferred Stock(2)	Percent of Total Series A Convertible Preferred Stock	Number of Shares of Common Stock	Percent of Total Common Stock
5% Stockholders				
Carlton H. Baab(3)			16,133,788	61%
Richard W. Koe(4)			15,148,388	60%
Astoria Capital Partners L.P.(5)	300,000	100.00%	15,083,788	59%
Rockport Group LP(6)			1,444,174	7%
Philip and Debra Barrett Charitable Remainder Trust(7)			1,348,168	7%
Directors and Officers				
Mario I. Barrenechea(8)			268,614	1%
Gwyneth M. Gibbs(9)			219,048	1%
Soheil Raissi(10)			173,749	*
Brian C. Bezdek(11)			142,395	*
Gerald F. Chew(12)			126,825	*
Douglas G. Marshall(13)			120,655	*
All directors and executive officers as a group (9 persons)(14)			17,317,103	61%

* Represents less than 1%

(1) Except as otherwise indicated below, we believe the persons whose names appear in the table above have sole voting and investment power with respect to all shares of stock shown as beneficially owned by them, subject to applicable community property laws.

(2) "Series A Convertible Preferred Stock" refers to the Series A Convertible Preferred Stock, which is convertible into shares of common stock at a conversion rate of 1 to 1.667. The conversion rate may increase upon our issuance of additional shares of capital stock, as set forth in Section 5(c) of our Certificate of Designations of Series A Convertible Preferred Stock.

(3) Represents options to purchase 1,050,000 shares of common stock exercisable within 60 days of March 31, 2005, held by Mr. Baab. Also includes the following shares beneficially owned by Astoria

Capital Partners L.P. ("ACP"): 15,083,788 shares of common stock, which includes warrants to purchase 500,000 shares of common stock exercisable within 60 days of March 31, 2005, 4,336,095 shares of common stock which may be acquired upon the conversion of a subordinated convertible note payable to ACP for $21,680,475 convertible at $5.00 per share plus 53,461 shares of common stock issued as a payment in kind ("PIK") to cover accrued interest on the note on a quarterly basis and 500,100 shares of common stock which may be acquired upon conversion of 300,000 shares of Series A Convertible Preferred Stock. Mr. Baab is an employee of ACM, which is a general partner of ACP. As a general partner of ACP, ACM has a special profit interest in ACP's realized and unrealized gains and income in excess of a specified hurdle rate, subject to certain additional conditions. As an employee of ACM, Mr. Baab is entitled to an annual bonus equal to a fixed percentage of any special profit allocation ACP receives for the year in question. Mr. Baab, who is on formal leave of absence from ACM, disclaims beneficial ownership of these securities held by ACP as he does not hold voting or investment power over the holdings of ACP.

(4) Includes the following shares beneficially owned by ACP: 15,083,788 shares of common stock, which includes warrants to purchase 500,000 shares of common stock exercisable within 60 days of March 31, 2005, 4,336,095 shares of common stock which may be acquired upon the conversion of a subordinated convertible note payable to ACP for $21,680,475 convertible at $5.00 per share plus 53,461 shares of common stock issued as a PIK to cover accrued interest on the note on a quarterly basis and 500,100 shares of common stock which may be acquired upon conversion of 300,000 shares of Series A Convertible Preferred Stock. Also includes 64,600 shares beneficially owned by Mr. Koe and ACM through an investment fund managed by ACM. Mr. Koe is the President and sole shareholder of ACM and Mr. Koe and ACM are the General Partners of ACP.

(5) The principal address of ACP is 1675 S.W. Marlow Suite 315, Portland, Oregon 97225. Includes warrants to purchase 500,000 shares of common stock exercisable within 60 days of March 31, 2005, 4,336,095 shares of common stock which may be acquired upon the conversion of a subordinated convertible note payable to ACP for $21,680,475 convertible at $5.00 per share plus 53,461 shares of common stock issued as a PIK to cover accrued interest on the note on a quarterly basis and 500,100 shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock.

(6) The principal address of Rockport Group LP is 1675 SW Marlow Suite 315 Portland, Oregon 97225.

(7) The principal address of the Philip and Debra Barrett Charitable Remainder Trust ("Trust") is P.O. Box 1033, Vancouver, Washington 98666.

(8) Includes options to purchase 259,121 shares of common stock exercisable within 60 days of March 31, 2005, held by Mr. Barrenechea.

(9) Includes options to purchase 118,916 shares of common stock exercisable within 60 days of March 31, 2005, held by Mrs. Gibbs.

(10) Includes options to purchase 153,749 shares of common stock exercisable within 60 days of March 31, 2005, held by Mr. Raissi.

(11) Includes options to purchase 122,395 shares of common stock exercisable within 60 days of March 31, 2005, held by Mr. Bezdek.

(12) Includes options to purchase 96,825 shares of common stock exercisable within 60 days of March 31, 2005, held by Mr. Chew.

(13) Includes options to purchase 96,825 shares of common stock exercisable within 60 days of March 31, 2005, held by Mr. Marshall.

(14) Includes an aggregate of 2,509,306 of common stock issuable upon exercise of options or warrants exercisable within 60 days of March 31, 2005, 4,336,095 shares of common stock which may be acquired upon the conversion of a subordinated convertible note payable to ACP for $21,680,475 convertible at $5.00 per share plus 53,461 shares of common stock issued as a PIK to cover accrued interest on the note on a quarterly basis and 500,100 shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock.

Information Regarding Equity Compensation Plans

All of our equity compensation plans have been approved by our stockholders. Our equity compensation plans and activities are more fully discussed in the Notes to the Consolidated Financial Statements in Item 7 of this Form 10-KSB.

The following table sets forth information regarding the number of shares of our common stock that may be issued pursuant to our equity compensation plans or arrangements as of March 31, 2005.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,985,506(1)	$2.83	1,425,196(2)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	3,985,506		1,425,196

(1) Represents shares of common stock that may be issued pursuant to outstanding options granted under the following plans: 3,970,143 shares under the 1999 Stock Option Plan, 8,953 shares under the 1996 Stock Option Plan, and 6,410 shares under the 1987 Stock Option Plan. The 1996 Stock Option Plan and the 1987 Stock Option Plan were terminated, except as to options then issued and outstanding under such plans. In connection with our acquisition of PickAx in December 2000, we assumed the PickAx Option Plan, pursuant to which options to purchase 400,611 shares are outstanding with a weighted average exercise price of $2.95 and are excluded from the total. We do not intend to grant any further options under the PickAx Option Plan.

(2) Represents shares of common stock that may be issued pursuant to options available for future grant under the following plans: 718,072 shares under the 1999 Stock Option Plan and 707,124 shares of common stock available for purchase by employees under the 2001 Employee Stock Purchase Plan.

ITEM 12. ***Certain Relationships and Related Transactions***

A description of the terms of the Note Exchange Agreement and the Agreement Regarding Amended and Restated Common Stock Purchase Warrant and 5% Convertible Subordinated Note Due 2008 between us and ACP, a significant stockholder of ours, may be found under the caption "Liquidity and Capital Resources" in Part II, Item 6 hereof and is incorporated by reference into this Item 12. Mr. Koe, a director of the Company, is the President and sole shareholder of ACM, and Mr. Koe and ACM are the General Partners of ACP. Mr. Baab, our President, Chief Financial Officer and a director of the Company, is an employee of ACM. As an employee of ACM, Mr. Baab is entitled to an annual bonus equal to a fixed percentage of any special profit allocation ACP receives for the year in question. Mr. Baab is currently on a formal leave of absence from ACM.

The Phillip and Debra Barrett Charitable Remainder Trust, a significant stockholder of ours, loaned us $250,000 in September 2000. The loan, as amended, had a maturity date of April 2, 2003 with interest accruing at 10% per annum, payable quarterly. The note was paid in full on April 2, 2003.

A description of the terms of the offer letter agreement between us and Mr. Bezdek, the employment agreement between us and Mr. Barrenechea, the stock option agreements between us and Mr. Raissi, the Severance and Change of Control Agreement between us and Mr. Baab and the Service Agreement with Mrs. Gibbs, may be found under the caption "Employment Contracts and Termination of Employment and Change-in-Control Arrangements" in Item 10 hereof.

We have entered into our standard form of indemnification agreement with each of our directors and officers.

It is our current policy that all transactions between us and our officers, directors, five percent (5%) stockholders and their affiliates will be entered into only if these transactions are approved by the Company's Audit Committee, are on terms no less favorable to the Company than could be obtained from unaffiliated parties and are reasonably expected to benefit the Company.

ITEM 13. ***Exhibits***

Exhibit	Description
3.1	Restated Certificate of Incorporation of the Registrant dated June 4, 2003 (included as Exhibit 3.1 to the Registrant's Form 10-KSB filed with the Commission on June 6, 2003 and incorporated herein by reference).
3.2	Amended and Restated Bylaws of the Registrant, dated April 22, 2002 (included as Exhibit 3.1 to the Registrant's Form 10-QSB filed with the Commission on August 13, 2002 and incorporated herein by reference).
3.3	Certificate of Designations dated March 31, 1999, as corrected (included as Exhibit 3.1 to the Registrant's Form 8-K filed with the Commission on April 5, 1999 and incorporated herein by reference).
4.1	Registration Rights Agreement by and among the Registrant, Astoria Capital Partners, L.P., Harrison H. Augur, Keogh MP and Robert D. van Roijen dated as of December 4, 2000, as amended on April 3, 2003, (included as Exhibit 4.3 to the Registrant's Form 10-QSB filed with the Commission on August 13, 2002 and incorporated herein by reference).
4.2	Sixth Amendment to the Registration Rights Agreement by and among the Registrant, Astoria Capital Partners, L.P., Harrison H. Augur, Keogh MP and Robert D. van Roijen dated as of April 1, 2003 (included as Exhibit 4.3 to the Registrant's Form 10-KSB filed with the Commission on June 6, 2003 and incorporated herein by reference).
4.3	Registration Rights Agreement by and between the Registrant and Astoria Capital Partners, L.P., dated as of September 27, 2001, as amended on April 3, 2002 (included as Exhibit 4.2 to the Registrant's Form 10-QSB filed with the Commission on August 13, 2002 and incorporated herein by reference).
4.4	Third Amendment to Registration Rights Agreement by and between the Registrant and Astoria Capital Partners, L.P., dated as of September 27, 2001, as amended on January 30, 2003 (included as Exhibit 4.3 to the Registrant's Form 8-K filed with the Commission on January 30, 2003 and incorporated herein by reference).
4.5	Note Exchange Agreement between the Registrant and Astoria Capital Partners, L.P. dated January 30, 2003 (included as Exhibit 4.1 to the Registrant's Form 8-K filed with the Commission on January 30, 2003 and incorporated herein by reference).
4.6	5% Convertible Subordinated Note Due 2008 between the Registrant and Astoria Capital Partners, L.P. dated January 30, 2003 (included as Exhibit 4.2 to the Registrant's Form 8-K filed with the Commission on January 30, 2003 and incorporated herein by reference).

Exhibit	Description
4.7	Form of payment in kind note, as referenced in the 5% Convertible Subordinated Note, between the Registrant and Astoria Capital Partners, L.P (included as Exhibit 4.8 to the Registrant's Form 10-KSB filed with the Commission on June 6, 2003 and incorporated herein by reference).
4.8	Form of Common Stock Purchase Warrant issued by the Registrant to Astoria Capital Partners, L.P. dated April 1, 2004. Originally issued on November 30, 2000 and adjusted on April 1, 2003 (included as Exhibit 4.9 to the Registrant's Form 10-KSB filed with the Commission on June 29, 2004 and incorporated herein by reference).
4.9	Agreement Regarding Amended and Restated Common Stock Purchase Warrant and 5% Convertible Subordinated Note Due 2008, dated December 14, 2004 (included as exhibit 4.12 to the Registrant's Form 8-K filed with the Commission on December 17, 2004 and incorporated herein by reference).
10.1*	1999 Stock Option Plan, as amended on June 21, 2002 (included as Exhibit 10.4 to the Registrant's Form 10-QSB filed with the Commission on August 13, 2002 and incorporated herein by reference).
10.2*	2001 Employee Stock Purchase Plan as amended on December 28, 2001 (included as Exhibit 10.1 to the Registrant's Form 10-QSB filed with the Commission on March 21, 2002 and incorporated herein by reference).
10.3*	Option Agreement dated September 24, 2001, between the Registrant and Carlton H. Baab (included as Exhibit 10.22 of Registrant's Form 10-QSB filed with the Commission on November 14, 2001 and incorporated herein by reference).
10.4*	Employment and Service Agreement by and between the Registrant and Gwyneth Gibbs dated April 1, 2004. (included as Exhibit 10.4 to the Registrant's Form 10-KSB filed with the Commission on June 29, 2004 and as stated herein by reference).
10.5*	Form of Indemnification Agreement entered into with officers and directors of Registrant (included as Exhibit 10.2 to the Registrant's Form 10-QSB filed with the Commission on March 21, 2002 and incorporated herein by reference).
10.6*	Form of Stock Option Agreement, between the Registrant and Soheil Raissi (included as Exhibit 10.5 to the Registrant's Form 10-QSB filed with the Commission on August 13, 2002 and incorporated herein by reference).
10.7*	Offer Letter Agreement, effective April 15, 2002, between the Registrant and Brian C. Bezdek (included as Exhibit 10.6 to the Registrant's Form 10-QSB filed with the Commission on August 13, 2002 and incorporated herein by reference).
10.8*	Form of Stock Option Agreement, between the Registrant and Brian C. Bezdek (included as Exhibit 10.2 to the Registrant's Form 10-QSB filed with the Commission on February 12, 2003 and incorporated herein by reference).
10.9*	Severance and Change of Control Agreement, dated April 5, 2003, between the Registrant and Carlton H. Baab (included as Exhibit 10.12 to the Registrants Form 10-KSB filed with the Commission on June 6, 2003 and incorporated herein by reference).
10.10	Loan and Security Agreement dated February 11, 2004, between the Registrant, Raining Data U.S., Inc. and Silicon Valley Bank (included as Exhibit 10.13 to the Registrant's Form 10-KSB filed with the Commission on June 29, 2004 and incorporated herein by reference).
10.11	Lease Agreement dated November 9, 2004 between Registrant and The Irvine Company (included as Exhibit 10.1 to the Registrant's Form 10-QSB filed with the Commission on November 9, 2004, and incorporated herein by reference).
21.1	Subsidiaries of the Registrant (included as Exhibit 21.1 to the Registrant's Form 10-KSB filed with the Commission on June 28, 2002 and incorporated herein by reference).
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included in the signature page and incorporated herein by reference).
31.1	Certification of Chief Executive Officer.
31.2	Certification of Chief Financial Officer.
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates management contracts or compensatory plans and arrangements filed pursuant to Item 601 of Regulation S-B under the Exchange Act.

ITEM 14. ***Principal Accounting Fees and Services***

The following table presents the aggregate fees billed for the indicated services performed by KPMG LLP during the 2005 and 2004 fiscal years.

	2005	2004
Audit Fees	$416,551	$395,136
Audit related fees	—	—
Tax Fees	67,616	65,062
All Other Fees	—	—
Total	$484,167	$460,198

Audit Fees. Audit Fees relate to professional services rendered in connection with the audit of our annual financial statements, quarterly review of financial statements included in our 10-QSB, and audit services provided in connection with other statutory and regulatory filings.

Tax Fees. Tax Fees include professional services related to tax compliance, tax advice and tax planning and transfer pricing consultation, including the preparation of federal and state tax returns.

The Audit Committee pre-approved all of the services provided by KPMG LLP in fiscal years 2005 and 2004. Pursuant to the Audit Committee Charter, the Audit Committee must pre-approve audit and non-audit services to be provided to the Company by the independent auditor, or subsequently approve non-audit services in those circumstances where a subsequent approval is necessary and permissible.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RAINING DATA CORPORATION

By: /s/ BRIAN C. BEZDEK
Brian C. Bezdek
Chief Financial Officer

Date: June 28, 2005

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Carlton H. Baab and Brian C. Bezdek, and each or any one of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-KSB, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his substitute or substituted, may lawfully do or cause to be done by virtue hereof.

In accordance with the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ CARLTON H. BAAB Carlton H. Baab	President, Chief Executive Officer and Director (Principal Executive Officer)	June 28, 2005
/s/ BRIAN C. BEZDEK Brian C. Bezdek	Chief Financial Officer (Principal Financial and Accounting Officer)	June 28, 2005
/s/ GERALD F. CHEW Gerald F. Chew	Director	June 28, 2005
/s/ DOUGLAS G. MARSHALL Douglas G. Marshall	Director	June 28, 2005
/s/ RICHARD W. KOE Richard W. Koe	Director	June 28, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Raining Data Corporation:

We have audited the accompanying consolidated balance sheets of Raining Data Corporation and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of operations, cash flows, and stockholders' equity and comprehensive loss for each of the years in the three-year period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Raining Data Corporation and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Costa Mesa, California
June 24, 2005

RAINING DATA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2005 and 2004

	2005	2004
	(In thousands, except per share data)	
ASSETS		
Current assets		
Cash	$ 10,625	$ 7,783
Trade accounts receivable, less allowance for doubtful accounts of $175 in 2005 and $252 in 2004	2,009	1,883
Other current assets	403	390
Total current assets	13,037	10,056
Property, furniture and equipment—net	871	795
Intangible assets—net	—	1,733
Goodwill	27,684	27,684
Other assets	218	201
Total assets	$ 41,810	$ 40,469
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 542	$ 242
Accrued liabilities	2,548	2,275
Deferred revenue	5,258	5,006
Note payable	—	38
Total current liabilities	8,348	7,561
Long-term debt—net of discount and excluding current portion	21,692	23,117
Total liabilities	30,040	30,678
Commitments and contingencies		
Stockholders' equity		
Series A convertible preferred stock: $1.00 par value; 300,000 shares authorized, issued and outstanding	300	300
Common stock: $0.10 par value; 60,000,000 shares authorized; 19,747,798 and 18,403,141 issued and outstanding as of March 31, 2005 and 2004, respectively	1,975	1,840
Additional paid-in capital	98,267	95,418
Deferred stock-based compensation	(10)	(41)
Accumulated other comprehensive income	1,394	1,509
Accumulated deficit	(90,156)	(89,235)
Total stockholders' equity	11,770	9,791
Total liabilities and stockholders' equity	$ 41,810	$ 40,469

See accompanying notes to the consolidated financial statements.

RAINING DATA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended March 31, 2005, 2004 and 2003

	2005	2004	2003
	(In thousands, except per share data)		
Net revenues			
Licenses	$ 9,362	$ 9,819	$ 9,932
Services	12,121	12,478	11,074
Total net revenues	21,483	22,297	21,006
Costs of revenues			
Cost of license revenues	413	383	351
Cost of service revenues	2,333	2,206	2,103
Total cost of revenues	2,746	2,589	2,454
Gross profit	18,737	19,708	18,552
Cost of operations			
Selling and marketing	5,570	5,727	4,628
Research and development	7,422	7,553	6,534
General and administrative	3,740	3,770	4,466
Stock-based compensation	66	246	351
Amortization of intangible assets	1,733	2,600	2,600
Total operating expenses	18,531	19,896	18,579
Operating income (loss)	206	(188)	(27)
Other expense			
Interest expense-net	(1,155)	(1,215)	(3,409)
Other income-net	28	19	47
Total other expense	(1,127)	(1,196)	(3,362)
Loss before income taxes	(921)	(1,384)	(3,389)
Provision (benefit) for income taxes	—	(31)	30
Net loss	$ (921)	$ (1,353)	$ (3,419)
Basic and diluted loss per share	$ (0.05)	$ (0.07)	$ (0.19)
Shares used in computing basic and diluted loss per share	18,803	18,139	17,804
Departmental allocation of stock-based compensation:			
Cost of service revenues	$ —	$ 48	$ 10
Selling and marketing	—	8	66
Research and development	57	180	330
General and administrative	9	10	(55)
Total stock-based compensation	$ 66	$ 246	$ 351

See accompanying notes to the consolidated financial statements.

RAINING DATA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years Ended March 31, 2005, 2004 and 2003

	2005	2004	2003
		(In thousands)	
Cash flows from operating activities:			
Net loss	$ (921)	$(1,353)	$(3,419)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	2,021	2,935	2,917
Note payable discount amortization	89	83	1,609
Stock-based compensation	66	246	351
Change in assets and liabilities:			
Trade accounts receivable	(38)	722	(169)
Other current and non-current assets	(101)	(97)	(115)
Accounts payable	188	(953)	(2,807)
Accrued liabilities	1,156	1,124	1,784
Deferred revenue	352	(379)	738
Net cash provided by operating activities	2,812	2,328	889
Cash flows from investing activities:			
Purchase of property, furniture and equipment	(262)	(29)	(410)
Settlement of post-retirement benefit obligations acquired, net of tax	—	—	150
Net cash used for investing activities	(262)	(29)	(260)
Cash flows from financing activities:			
Proceeds from exercise of stock options and warrants	91	216	2
Proceeds from issuance of common stock	187	186	89
Repayment of debt	(38)	(321)	(51)
Net cash provided by financing activities	240	81	40
Effect of exchange rate changes on cash	52	124	110
Net increase in cash	2,842	2,504	779
Cash at beginning of period	7,783	5,279	4,500
Cash at end of period	$10,625	$ 7,783	$ 5,279
Noncash financing and investing activities:			
Issuance of payment-in-kind notes for accrued interest	$ 931	$ 1,139	$ 183
Reduction of long-term debt through exercise of warrants	$ 2,671	$ —	$ —
Conversion of debt to common stock	$ —	$ —	$ 812
Conversion of accrued interest to notes payable	$ —	$ —	$ 1,784

See accompanying notes to the consolidated financial statements.

RAINING DATA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

For the Years Ended March 31, 2005, 2004 and 2003

(in thousands, except share amounts)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Stockholders' Equity	Comprehensive Loss
	Shares	Amount	Shares	Amount						
Balances March 31, 2002	300,000	$300	17,585,454	$1,759	$93,829	$(523)	$ 869	$(84,463)	$11,771	
Common stock options exercised	—	—	2,656	—	2	—	—	—	2	
Stock options cancelled	—	—	—	—	(243)	243	—	—	—	
Stock-based compensation	—	—	—	—	216	135	—	—	351	
Issuance of common stock in connection with:										
Settlement of litigation	—	—	100,000	10	240	—	—	—	250	
Conversion of notes payable	—	—	131,574	13	799	—	—	—	812	
Employee stock purchase plan	—	—	127,149	13	76	—	—	—	89	
Net loss	—	—	—	—	—	—	—	(3,419)	(3,419)	$(3,419)
Foreign currency translation adjustments	—	—	—	—	—	—	181	—	181	181
Comprehensive loss										$(3,238)
Balances March 31, 2003	300,000	300	17,946,833	1,795	94,919	(145)	1,050	(87,882)	10,037	
Common stock options exercised	—	—	108,882	11	142	—	—	—	153	
Stock-based compensation	—	—	—	—	142	104	—	—	246	
Warrants exercised	—	—	261,863	26	37	—	—	—	63	
Issuance of common stock in connection with:										
Employee stock purchase plan	—	—	85,554	8	178	—	—	—	186	
Net loss	—	—	—	—	—	—	—	(1,353)	(1,353)	$(1,353)
Foreign currency translation adjustments	—	—	—	—	—	—	459	—	459	459
Comprehensive loss										$ (894)
Balances March 31, 2004	300,000	300	18,403,132	1,840	95,418	(41)	1,509	(89,235)	9,791	
Common stock options exercised	—	—	71,532	7	84	—	—	—	91	
Stock-based compensation	—	—	—	—	35	31	—	—	66	
Warrants exercised	—	—	1,192,961	120	2,551	—	—	—	2,671	
Issuance of common stock in connection with:										
Employee stock purchase plan	—	—	80,173	8	179	—	—	—	187	
Net loss	—	—	—	—	—	—	—	(921)	(921)	$ (921)
Foreign currency translation adjustments	—	—	—	—	—	—	(115)	—	(115)	(115)
Comprehensive loss										$(1,036)
Balances March 31, 2005	300,000	$300	19,747,798	$1,975	$98,267	$ (10)	$1,394	$(90,156)	$11,770	

See accompanying notes to the consolidated financial statements.

RAINING DATA CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

The Company was incorporated as Blyth Holdings, Inc. under the laws of the State of Delaware in August 1987 pursuant to a reorganization of predecessor companies originally incorporated under the laws of England in 1983. The Initial Public Offering for the Company's stock took place in October 1987. In September 1997, the Company changed its name to Omnis Technology Corporation. In December 2000, the Company acquired PickAx. At the same time, the Company changed its name to Raining Data Corporation. The principal asset of PickAx is the capital stock of Pick Systems. PickAx acquired Pick Systems from the estate of Richard Pick, the founder of Pick Systems, in March 2000. Pick Systems was incorporated in California in November 1982.

The Company's principal business is the design, development, sale, and support of four software product lines: 1) XML data management servers ("XDMS"), 2) Multidimensional Database Management Systems ("MDMS"), 3) the Pick Data Provider for the .NET development environment ("PDP"), and 4) Rapid Application Development ("RAD") software tools. The Company's products are sold to in-house corporate development teams, commercial application developers, system integrators, independent software vendors, value added resellers and independent consultants. In addition to computer software products, the Company provides continuing maintenance and customer service contracts as well as professional services, technical support and training.

2. Summary of Significant Accounting Policies

Significant accounting policies applied in the preparation of the accompanying consolidated financial statements of the Company follow:

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Revenue Recognition—The Company recognizes and defers revenue using the residual method pursuant to the requirements of Statement of Position No. 97-2, "Software Revenue Recognition." (SOP 97-2), as amended. Under the residual method, revenue is recognized in a multiple element arrangement when company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more of the delivered elements in the arrangement. At the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (e.g., contract revenue amount for maintenance) based on company-specific objective evidence of the amount such items are sold to its customers by themselves and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (e.g., software license) when the basic criteria in SOP 97-2 have been met.

Under SOP 97-2, revenue attributable to an element in a customer arrangement is recognized when persuasive evidence of an arrangement exists and delivery has occurred, provided the fee is fixed or determinable, collectibility is probable and the arrangement does not require significant customization of the software. If at the outset of the customer arrangement, the Company determines that the arrangement fee is not fixed or determinable, it defers the revenue and recognizes the revenue when the arrangement fee becomes due and payable.

Professional services, maintenance and other revenue relate primarily to consulting services, maintenance and training. Maintenance revenue is initially deferred and then recognized ratably over the

2. Summary of Significant Accounting Policies (Continued)

term of the maintenance contract, typically 12 months. Consulting and training revenue is recognized as the services are performed and is usually calculated on a time and materials basis. Such services primarily consist of implementation services related to the installation of its products and do not include significant customization to or development of the underlying software code. The Company does not have price protection programs, conditional acceptance agreements or warranty programs, and sales of its products are made without right of return.

When applicable, the Company records revenue on certain products, such as the PDP product, on a net amount retained basis in accordance with Emerging Issues Task Force Issue No. 99-19, "Reporting Revenue Gross as a Principal verses Net as an Agent."

Cost of License and Service Revenue—Cost of license revenue is comprised of direct costs associated with software license sales including software packaging, documentation, physical media costs and royalties. Cost of service revenue includes consulting, technical support, and training, all of which consist primarily of personnel related costs. Other costs specifically identifiable to the revenue source have been classified accordingly.

Property, Furniture and Equipment—Property, furniture, and equipment are stated at historical cost. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets, which range from 2 to 5 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful lives of the assets.

Intangible Assets and Goodwill—Installed base, including core technology, is amortized on a straight-line basis over four years. Until fiscal 2003, assembled workforce was amortized on a straight-line basis over three years and goodwill was amortized over seven years. The net carrying value of assembled workforce was reclassified into goodwill on April 1, 2003 and amortization of goodwill was discontinued.

Impairment of Intangible Assets and Goodwill—The Company assesses the impairment of identifiable intangibles and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable or at least annually for goodwill. Factors it considers to be important which could trigger an impairment review include the following:

- Significant underperformance relative to expected historical or projected future operating results;
- Timing of the Company's revenue, significant changes in the manner of use of the acquired assets or the strategy for the overall business;
- Significant negative industry or economic trends;
- Significant decline in the Company's stock price for a sustained period; and
- The Company's market capitalization relative to net book value.

When the Company determines that the carrying value of intangibles and other long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment and the carrying value of the asset cannot be recovered from projected undiscounted cash flows, the Company measures any impairment based on a projected discounted cash flow method using a discount rate determined by its management to be commensurate with the risk inherent in the current business model.

2. Summary of Significant Accounting Policies (Continued)

Significant management judgment is required in determining whether an indicator of impairment exists and projecting cash flows.

Following the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," the Company updated its policy for assessing and determining impairment of goodwill. The SFAS No. 142 goodwill impairment model is a two-step process. The first step is used to identify potential impairment by comparing the fair value of a reporting unit with its net book value (or carrying amount), including goodwill. If the fair value exceeds the carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and the magnitude of any such charge. Estimates of fair value are based on the Company's stock price as reported by Nasdaq.

Capitalized Software Development Costs—Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized until the software is available for general release to customers. The Company does not currently have any internal software development costs capitalized because management believes software is available for general release concurrently with the establishment of technological feasibility.

Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance to an amount whose realization is more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Fair Value of Financial Instruments—The Company's consolidated balance sheet includes the following financial instruments: cash, accounts receivable, accounts payable, accrued liabilities and notes payable. The Company considers the carrying amount of working capital items to approximate fair value for these financial instruments because of the relatively short period of time between origination of the

2. Summary of Significant Accounting Policies (Continued)

instruments and their expected realization. The Company considers the carrying value of its notes payable to approximate fair market value based upon the Company's assessment of the interest rate it believes it would be offered on similar debt as compared to the current rate.

Stock-Based Compensation—The Company applies the intrinsic value method to account for employee fixed stock-based awards. Under this method, deferred stock-based compensation is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Deferred stock-based compensation is then amortized using the straight-line method over the vesting term of the underlying option. The Company uses the fair value method based upon the Black-Scholes model to account for stock-based awards to nonemployees. A final measurement date for these awards is established when they vest.

Pro forma information assuming the Company had accounted for stock options granted under the fair value method prescribed by SFAS 123, *Accounting for Stock-Based Compensation,* is presented below. The per share weighted-average fair value of stock options granted for the years ended March 31, 2005, 2004 and 2003 was $2.58, $2.75 and $1.82, respectively, as estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0% in 2005, 2004 and 2003; expected volatility of 117% in 2005, 130% in 2004 and 145% in 2003; risk-free interest rate of 4.01%, 3.54% and 3.95% in 2005, 2004 and 2003, respectively; and expected life of 7 years for 2005, 2004 and 2003.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's historical and pro forma net loss per share for the years ended March 31, 2005, 2004 and 2003 is as follows (in thousands, except per share data):

	2005	2004	2003
Net loss:			
As reported	$ (921)	$(1,353)	$(3,419)
Add:			
Stock-based employee compensation expense included in net loss, net of tax	66	246	351
Less:			
Total stock-based employee compensation expense determined under fair value based methods for all awards, net of tax	(1,212)	(1,767)	(2,321)
Pro forma net loss	$(2,067)	$(2,874)	$(5,389)
Basic and diluted loss per share			
As reported	$ (0.05)	$ (0.07)	$ (0.19)
Pro forma	$ (0.11)	$ (0.16)	$ (0.30)

Net Loss Per Share—Basic loss per share is computed using the net loss and the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the net loss and the weighted average number of common shares and dilutive potential common shares outstanding during the period when the potential common shares are not anti dilutive. Potential dilutive common shares include outstanding stock options and warrants, convertible debt, and convertible preferred stock. There were 4,386,117, 3,904,919 and 4,110,480 outstanding options to purchase shares of the Company's common stock with exercise prices ranging from $0.75 to $33.13 per share as of March 31, 2005 and $0.75 to $52.50 per share as of March 31, 2004 and 2003, respectively. There were 500,000,

2. Summary of Significant Accounting Policies (Continued)

2,169,647 and 2,572,501 outstanding warrants to purchase shares of the Company's common stock with exercise prices ranging from $2.35 to $6.29 per share at March 31, 2005 and 2004, respectively and $.72 to $6.51per share at March 31, 2003. There were 300,000 shares of preferred stock, which are convertible into 500,100 shares of common stock, outstanding at March 31, 2005, 2004 and 2003. There was convertible debt outstanding at March 31, 2005, 2004 and 2003, which is convertible into 4,336,094, 4,634,632 and 4,427,941 shares of common stock, respectively. The total of these items were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive.

Concentration of Credit Risk—The Company supports computer software systems worldwide in diversified industries, primarily through system integrators and value added resellers. On an ongoing basis, the Company performs credit evaluations of its customer's financial condition and generally requires no collateral. No single customer accounted for more than 10% of revenues during the fiscal years ended March 31, 2005, 2004 and 2003.

Foreign Currency Translation—The financial position and results of operations of the Company's foreign subsidiaries are translated using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive income (loss) in stockholders' equity. Gains and losses resulting from foreign currency transactions are included in operations.

The Company's revenues generated through its offices located outside of the United States of America were approximately 31%, 28% and 29% of total revenue for the fiscal years ended March 31, 2005, 2004 and 2003, respectively.

Comprehensive Loss—Comprehensive loss encompasses all changes in equity other than those with stockholders and consists of net loss and foreign currency translation adjustments. The Company does not provide for U.S. income taxes on foreign currency translation adjustments because it does not provide for such taxes on undistributed earnings of foreign subsidiaries.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications—Certain reclassifications have been made to prior period amounts to conform with the current period presentation.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in

2. Summary of Significant Accounting Policies (Continued)

circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is tested by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows. An impairment charge is recognized by the amount by which the carrying amount of the asset exceeds fair value. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount of fair value less costs to sell and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment," which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for employee services. A key provision of this statement is the requirement of a public entity to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period or vesting period). With respect to the Company, which is a small business issuer, this statement becomes effective on April 1, 2006. The impact of this statement on the Company's consolidated financial position and results of operations cannot be determined at this time.

3. Property, Furniture and Equipment

Property, furniture and equipment at March 31 consisted of (in thousands):

	2005	2004
Land and buildings	$ 805	$ 782
Office equipment, furniture and fixtures	5,125	4,867
Total	5,930	5,649
Accumulated depreciation and amortization	(5,059)	(4,854)
Property, furniture and equipment, net	$ 871	$ 795

4. Goodwill and Other Intangible Assets

The Company adopted certain provisions of SFAS No. 141 as of July 1, 2001 as required for business combinations initiated after June 30, 2001, and the remaining provisions of SFAS No. 141 and SFAS No. 142 became effective for the Company on April 1, 2002. Upon adoption of SFAS No. 142, the Company evaluated its existing intangible assets and goodwill that were acquired in purchase business combinations and made any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company assessed the useful lives and residual values of all intangible assets acquired, and made any necessary amortization period adjustments during the three-month period ended June 30, 2002.

4. Goodwill and Other Intangible Assets (Continued)

The following table presents details of the Company's intangible assets and goodwill (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Balance
March 31, 2005			
Assets subject to amortization:			
Installed base, including core technology	$10,400	$10,400	$ —
Assets not subject to amortization:			
Goodwill			$27,684
March 31, 2004			
Assets subject to amortization:			
Installed base, including core technology	$10,400	$ 8,667	$ 1,733
Assets not subject to amortization:			
Goodwill			$27,684
March 31, 2003			
Assets subject to amortization:			
Installed base, including core technology	$10,400	$ 6,067	$ 4,333
Assets not subject to amortization:			
Goodwill			$27,684

The Company had aggregate amortization expense related to intangible assets of $1.7 million, $2.6 million and $2.6 million for the years ended March 31, 2005, 2004 and 2003, respectively. As of March 31, 2005, the Company's intangible assets were fully amortized. There have been no changes to the carrying amount of goodwill in the last three fiscal years.

5. Long-Term Debt

Long-term debt of the Company, including the Note Payable to Astoria Capital Partners ("ACP") or ("Astoria"), the Company's largest stockholder, as of March 31, 2005 and 2004 follows (in thousands):

	March 31, 2005	March 31, 2004
Note payable to Astoria	$21,681	$23,172
Plus accrued interest	267	289
Less unamortized discount	(256)	(344)
	21,692	23,117
Other note payable	—	38
Total debt	21,692	23,155
Less current portion of long-term debt	—	(38)
Total long-term debt	$21,692	$23,117

In January 2003, the Company entered into a Note Exchange Agreement (the "Exchange Agreement") with Astoria to replace the then existing Secured Promissory Note, as amended, with a Convertible Subordinated Note. Under the terms of the Exchange Agreement, the Secured Promissory Note was exchanged and replaced with a Convertible Subordinated Note having a principal amount of $22.1 million, which principal amount was equal to the outstanding principal and accrued interest payable on the Secured Promissory Note as of the date of the Exchange Agreement. The Convertible Subordinated Note is convertible into common stock at any time, at the option of Astoria, at a price of $5.00 per share. The Convertible Subordinated Note matures on May 30, 2008. The interest rate of the Convertible Subordinated Note is 5% per annum as compared to an interest rate of 10% per annum under the Secured Promissory Note. The interest is payable quarterly at the Company's option in cash or through increases to the outstanding principal of the Convertible Subordinated Note. Increases to the principal are to be done via issuance of a payment in kind ("PIK") note on a quarterly basis. For the quarterly periods beginning March 31, 2003 through March 31, 2005, the Company issued PIK notes to ACP for the accrued interest due in the aggregate amount of $2,231,840.

On December 14, 2004, the Company entered into an Agreement Regarding Amended and Restated Common Stock Purchase Warrant and 5% Convertible Subordinated Note Due 2008 with Astoria whereby the Company could redeem, in part, the Note and the payment in kind ("PIK") notes in advance of January 30, 2005. On December 14, 2004, Astoria exercised its warrant in the amount of $2,670,904. In lieu of a cash payment, the Company used the proceeds of the exercise to paydown a portion of the indebtedness to Astoria. The paydown consisted of $247,129 for accrued and unpaid interest, $1,914,165 for the PIK Notes issued to date and $509,610 as a reduction of principal of the Convertible Subordinated Note. As of March 31, 2005 there were outstanding PIK notes to Astoria for the accrued interest due in the aggregate amount of $267,305. Unlike the Secured Promissory Note, the Convertible Subordinated Note is not secured by the Company's assets.

5. Long-Term Debt (Continued)

Net interest expense is comprised of the following components (in thousands):

	2005	2004	2003
Interest expense	$1,249	$1,232	$3,440
Interest income	(94)	(17)	(31)
Net interest expense	$1,155	$1,215	$3,409

6. Stockholders' Equity

Series A Convertible Preferred Stock

The Company had 300,000 outstanding shares of Series A convertible preferred stock ("Series A") authorized, issued and outstanding at March 31, 2005 and 2004. Holders of Series A are entitled to that number of votes equal to the number of shares of common stock into which Series A is then convertible. Dividends are paid at the option of the Board of Directors at the rate of $0.125 per share per annum, in preference to all other stockholders. Series A ranks senior to the Company's common stock as to liquidation rights. Each share of Series A may be converted at the option of the holder into 1.667 shares of common stock. In effecting the conversion, any unpaid dividends on Series A shall be disregarded. No dividends have been declared on the Series A since its issuance.

Warrants

The Company has issued warrants under various plans and in connection with the PickAx acquisition. The following table summarizes the warrants outstanding:

	Warrants	Exercise Price	Weighted Average Remaining Contractual Life (Years)
Warrants outstanding at March 31, 2002	2,660,418	$0.72 - $7.00	3.01
Cancelled	(417)	$0.72	
Exercised	(87,500)	$0.72	
Warrants outstanding at March 31, 2003	2,572,501	$2.35 - $7.00	2.10
Cancelled	—	—	
Exercised	(402,854)	$2.35	
Warrants outstanding at March 31, 2004	2,169,647	$2.35 - $6.51	1.12
Cancelled	(216,910)	$2.35	
Exercised	(1,452,737)	$2.35	
Warrants outstanding at March 31, 2005	500,000	$6.29	0.67

The 1993 Directors' Warrant Plan was terminated in 1999, except as to any warrants then outstanding under the Plan. There were 87,500 shares exercised, and the remaining shares under the Directors' plan expired, during fiscal 2003.

As part of the acquisition of PickAx, the Company assumed the warrant obligations for PickAx after adjusting both the exercise price and shares underlying the warrants for the conversion ratio of 0.50916,

6. Stockholders' Equity (Continued)

which was the same ratio used for acquiring the PickAx common stock. The PickAx warrants were exchanged for Raining Data warrants ("Exchange Warrants") as part of the assumption. All the PickAx warrants were for a term of five years from the original PickAx grant date. There were 1,452,737 and 402,855 Exchange Warrants exercised during fiscal 2005 and fiscal 2004, respectfully, at a warrant price of $2.35. There were no Exchange Warrant exercises in fiscal 2003. All remaining unexercised Exchange Warrants expired during fiscal 2005.

In connection with the merger with PickAx, a promissory note previously issued by PickAx to its controlling stockholder, Astoria,was exchanged for a new promissory note from the Company. In addition, Astoria received warrants to purchase 500,000 shares of the Company's common stock ("Debt Warrants") at an original exercise price of $7.00. Due to certain anti-dilutive adjustments as provided for in the Debt Warrants, the exercise price was adjusted to $6.51 on April 1, 2003 and $6.29 on April 1, 2004. The Debt Warrants remain outstanding as of March 31, 2005.

Stock Options

In April 1999, the Company adopted a new stock option plan ("1999 Plan"). In conjunction with the adoption of the 1999 Plan, the Company terminated all other plans, except as to options then issued and outstanding under such plans. The 1999 Plan authorizes grants of options to purchase up to an aggregate of 5,000,000 shares of authorized but unissued common stock. Stock options are generally granted with an exercise price equal to the stock's fair market value at the date of grant. All options under the 1999 Plan have ten-year terms and generally vest ratably over a period of four years. As of March 31, 2005, there were 718,072 shares available for future option grants under the 1999 Plan.

The following table presents information about outstanding stock options as of March 31, 2005:

		Weighted Average		Options vested and exercisable	
Range of Exercise Price	Options Outstanding	Exercise Price	Remaining Contractual Life	Number of Options	Weighted Avg. Exercise Price
$0.75 - $1.55	1,283,088	$1.44	6.16	1,261,002	$1.44
$1.65 - $2.85	1,212,740	$2.41	7.93	618,963	$2.23
$2.90 - $3.88	1,223,948	$3.26	4.69	924,657	$3.30
$4.02 - $33.13	666,341	$5.58	6.05	630,656	$5.63
$0.75 - $33.13	4,386,117	$2.84	6.22	3,435,278	$2.85

6. Stockholders' Equity (Continued)

A summary of changes in common stock options is as follows:

	Shares	Weighted Average Exercise Price Per Share
Options outstanding as of March 31, 2002	4,160,874	$3.40
Granted	655,000	$1.83
Cancelled	(702,738)	$5.46
Exercised	(2,656)	$0.87
Options outstanding as of March 31, 2003	4,110,480	$2.84
Granted	146,000	$2.95
Cancelled	(242,679)	$3.16
Exercised	(108,882)	$1.41
Options outstanding as of March 31, 2004	3,904,919	$2.86
Granted	659,500	$2.87
Cancelled	(106,770)	$4.56
Exercised	(71,532)	$2.69
Options outstanding as of March 31, 2005	4,386,117	$2.84

The Company had $10,000, $41,000 and $145,000 of deferred stock-based compensation related to employee stock options as of March 31, 2005, 2004 and 2003, respectively, and recognized stock-based compensation expense of $66,000, $246,000 and $351,000 during the years ended March 31, 2005, 2004 and 2003, respectively, as a result of granting stock options with exercise prices below the estimated fair value of the Company's common stock at the date of grant and granting stock options to non-employees. A portion of deferred stock-based compensation has been presented as a component of stockholders' equity and all stock based compensation is being amortized to expense over the vesting period of the applicable options.

Employee Stock Purchase Plan

On December 12, 2001, the Board of Directors approved the Company's 2001 Employee Stock Purchase Plan (the "Purchase Plan") to provide employees of the Company with an opportunity to purchase common stock of the Company through accumulated payroll deductions. The maximum number of shares of common stock made available for sale under the Purchase Plan is one million (1,000,000) shares. The offer periods of six (6) months' duration commence each February 15 and August 15. An employee may contribute between one percent (1%) and not exceeding ten percent (10%) of their compensation not to exceed $21,250 per calendar year. Individual employee share purchases are limited to 1,500 shares per offer period. Employees are able to purchase the stock at an amount equal to 85% of the market value of a share of common stock on the enrollment date or on the exercise date, whichever is lower. Through March 31, 2005, 292,876 shares had been issued to employees under the Purchase Plan.

6. Stockholders' Equity (Continued)

Retirement Plans

The Company sponsors a 401(k) Savings and Retirement Plan ("the Plan") for substantially all of its employees in the United States. Employees meeting the eligibility requirements may contribute specified percentages of their salaries. Under the Plan, which is qualified under Section 401(k) of the federal tax laws, the Company's Board of Directors, in its sole discretion, may make discretionary profit-sharing contributions at 50% of the employees' contributions up to 4% of the employees' total compensation, to the Plan. There were no discretionary annual contributions made to the Plan for the years ended March 31, 2005, 2004 and 2003.

The Company sponsors the Raining Data UK Limited Retirement Benefits Scheme ("RDUKL Plan") for substantially all of its employees in the United Kingdom. The RDUKL Plan is a defined contribution plan that provides retirement benefits upon attaining normal retirement age, and incidental benefits in the case of death or termination of employment prior to retirement. Raining Data UK contributes an amount ranging from 3% to 8% of each participant's compensation to fund such benefits. In addition, participants are entitled to make voluntary contributions under the RDUKL Plan. The Company contributed approximately $121,000, $117,000 and $87,000 to the RDUKL Plan for the years ended March 31, 2005, 2004 and 2003, respectively.

7. Income Taxes

The provision (benefit) for income taxes consisted of $0, $(31,000) and $30,000 for the years ended March 31, 2005, 2004 and 2003, respectively, related to foreign jurisdictions. The foreign income before income taxes was approximately $296,000, $126,000 and $293,000 in fiscal year 2005, 2004 and 2003, respectively.

A reconciliation of the expected U.S. Federal tax expense (benefit) attributable to income from continuing operations differed from the amounts computed by applying the statutory U.S. Federal statutory tax rate to pretax loss from continuing operations as follows:

	2005	2004	2003
Expected U.S. Federal tax	(34.0)%	(34.0)%	(34.0)%
State taxes	(5.8)%	(5.8)%	(5.8)%
Foreign taxes	0.0%	(2.2)%	0.3%
Change in valuation allowance	179.9%	70.3%	20.9%
Research and experimental credit	(61.3)%	(43.0)%	(10.4)%
Foreign NOL Adjustment	(102.8)%	0.0%	0.0%
Expiration of net operating losses	24.9%	13.0%	29.7%
Nondeductible goodwill amortization	0.0%	0.0%	0.0%
Other	(0.9)%	(0.5)%	0.3%
Actual effective tax rate	0.0%	(2.2)%	1.0%

Deferred income tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the

7. Income Taxes (Continued)

amount expected to be realized. Significant components of the Company's net deferred tax assets are as follows at March 31 (in thousands):

	2005	2004
Deferred tax assets:		
Net operating loss carryforwards	$ 22,199	$ 21,916
Accruals and allowances recognized in different periods	781	800
Research and experimental credit carryforward	3,139	2,481
Depreciation	94	54
Total deferred assets	26,213	25,251
Less valuation allowance	(25,753)	(24,097)
Total deferred tax asset	460	1,154
Deferred tax liabilities:		
Purchased intangibles	(460)	(1,154)
Net deferred tax asset	$ —	$ —

Due to uncertainties surrounding the timing of realizing the benefits of its net favorable tax attributes in the future tax returns, the Company has recorded a full valuation allowance against its net deferred tax assets at March 31, 2005 and 2004. The net change in the valuation allowance was an increase of $1,656,000 in 2005 and $1,013,000 in 2004.

At March 31, 2005, the Company had net operating loss carryforwards of $56.7 million for federal income tax purposes, $7.9 million for state tax purposes, and $2.5 million for foreign tax purposes expiring at various dates through 2024. During fiscal 2005, $0.8 million of federal net operating losses and $2.4 million of state net operating losses expired. Any changes in ownership, as defined by Section 382 of the Internal Revenue Code, may limit the amount of net operating loss carryforwards that can be used in any one year.

As a result of the Company's acquisition of PickAx, the Company assumed preacquisition federal net operating loss carryforwards of $6.1 million and foreign net operating loss carryforwards of $2.1 million. A valuation allowance has been recorded against deferred tax assets attributable to these net operating loss carryforwards. In the event these net operating loss carryforwards are realized in the future, the benefit will be recorded as a reduction of goodwill.

8. Commitments and Contingencies

Leases—The Company leases office space and certain equipment under noncancelable operating lease agreements with terms expiring through 2009. Rent expense related to operating these leases is recognized ratably over the entire lease term. The Company is required to pay property taxes, insurance and normal maintenance costs.

8. Commitments and Contingencies (Continued)

Future minimum lease payments under noncancelable operating leases with initial or remaining lease terms in excess of one year as of March 31, 2005 are as follows (in thousands):

Years Ending March 31,	Operating Leases
2006	$1,173
2007	711
2008	534
2009	529
2010 and thereafter	856
Total minimum lease payments	$3,803

As of March 31, 2005, the total of minimum rentals to be received in the future under noncancelable subleases through November 2005 was $125,000.

Rent expense of $1,079,000, $902,000 and $977,000 was recognized in 2005, 2004 and 2003, respectively.

The Company is subject from time to time to litigation, claims and suits arising in the ordinary course of business. As of March 31, 2005, the Company was not a party to any known material litigation, claim or suit.

The Company's standard customer license and software agreements contain indemnification and warranty provisions which are generally consistent with practice in the Company's industry. The duration of the Company's service warranties generally does not exceed 30 days following completion of its services. The Company has not incurred significant obligations under customer indemnification or warranty provisions historically and does not expect to incur significant obligations in the future. Accordingly, the Company does not maintain accruals for potential customer indemnification or warranty-related obligations. The maximum potential amount of future payments that the Company could be required to make is generally limited under the indemnification provisions in its customer license and service agreements.

9. Segment Information

The Company operates in one reportable segment. International operations consist primarily of foreign sales offices selling software developed in the United States of America combined with local service revenue. The following table summarizes consolidated financial information of the Company's operations by geographic location (in thousands):

	North America	Europe	Total
Fiscal Year 2005			
Net revenues	$14,906	$6,577	$21,483
Long lived assets	28,117	656	28,773
Fiscal Year 2004			
Net revenues	$15,954	$6,343	$22,297
Long lived assets	29,761	652	30,413
Fiscal Year 2003			
Net revenues	$14,950	$6,056	$21,006
Long lived assets	32,615	590	33,205

The Company operates in one reportable segment and is engaged in the design, development, sale and support of software infrastructure. The Company divides its products into two main categories: (1) Pick-based database technology ("Databases"), which includes Multi-dimensional Database Management Systems, XML Data Management Servers and the Pick Data Provider for the Microsoft .NET development environment; and (2) Rapid Application Development software tools ("RAD Tools"). The following table represents the net revenue from the Company's segment by product line (in thousands):

	Year ended March 31,		
	2005	2004	2003
Databases	$16,566	$17,371	$16,878
RAD Tools	4,917	4,926	4,128
Total Net Revenue	$21,483	$22,297	$21,006

EXHIBIT INDEX

Exhibit	Description
3.1	Restated Certificate of Incorporation of the Registrant dated June 4, 2003 (included as Exhibit 3.1 to the Registrant's Form 10-KSB filed with the Commission on June 6, 2003 and incorporated herein by reference).
3.2	Amended and Restated Bylaws of the Registrant, dated April 22, 2002 (included as Exhibit 3.1 to the Registrant's Form 10-QSB filed with the Commission on August 13, 2002 and incorporated herein by reference).
3.3	Certificate of Designations dated March 31, 1999, as corrected (included as Exhibit 3.1 to the Registrant's Form 8-K filed with the Commission on April 5, 1999 and incorporated herein by reference).
4.1	Registration Rights Agreement by and among the Registrant, Astoria Capital Partners, L.P., Harrison H. Augur, Keogh MP and Robert D. van Roijen dated as of December 4, 2000, as amended on April 3, 2003, (included as Exhibit 4.3 to the Registrant's Form 10-QSB filed with the Commission on August 13, 2002 and incorporated herein by reference).
4.2	Sixth Amendment to the Registration Rights Agreement by and among the Registrant, Astoria Capital Partners, L.P., Harrison H. Augur, Keogh MP and Robert D. van Roijen dated as of April 1, 2003 (included as Exhibit 4.3 to the Registrant's Form 10-KSB filed with the Commission on June 6, 2003 and incorporated herein by reference).
4.3	Registration Rights Agreement by and between the Registrant and Astoria Capital Partners, L.P., dated as of September 27, 2001, as amended on April 3, 2002 (included as Exhibit 4.2 to the Registrant's Form 10-QSB filed with the Commission on August 13, 2002 and incorporated herein by reference).
4.4	Third Amendment to Registration Rights Agreement by and between the Registrant and Astoria Capital Partners, L.P., dated as of September 27, 2001, as amended on January 30, 2003 (included as Exhibit 4.3 to the Registrant's Form 8-K filed with the Commission on January 30, 2003 and incorporated herein by reference).
4.5	Note Exchange Agreement between the Registrant and Astoria Capital Partners, L.P. dated January 30, 2003 (included as Exhibit 4.1 to the Registrant's Form 8-K filed with the Commission on January 30, 2003 and incorporated herein by reference).
4.6	5% Convertible Subordinated Note Due 2008 between the Registrant and Astoria Capital Partners, L.P. dated January 30, 2003 (included as Exhibit 4.2 to the Registrant's Form 8-K filed with the Commission on January 30, 2003 and incorporated herein by reference).
4.7	Form of payment in kind note, as referenced in the 5% Convertible Subordinated Note, between the Registrant and Astoria Capital Partners, L.P (included as Exhibit 4.8 to the Registrant's Form 10-KSB filed with the Commission on June 6, 2003 and incorporated herein by reference).
4.8	Form of Common Stock Purchase Warrant issued by the Registrant to Astoria Capital Partners, L.P. dated April 1, 2004. Originally issued on November 30, 2000 and adjusted on April 1, 2003 (included as Exhibit 4.9 to the Registrant's Form 10-KSB filed with the Commission on June 29, 2004 and incorporated herein by reference).
4.9	Agreement Regarding Amended and Restated Common Stock Purchase Warrant and 5% Convertible Subordinated Note Due 2008, dated December 14, 2004 (included as exhibit 4.12 to the Registrant's Form 8-K filed with the Commission on December 17, 2004 and incorporated herein by reference).
10.1*	1999 Stock Option Plan, as amended on June 21, 2002 (included as Exhibit 10.4 to the Registrant's Form 10-QSB filed with the Commission on August 13, 2002 and incorporated herein by reference).

Exhibit	Description
10.2*	2001 Employee Stock Purchase Plan as amended on December 28, 2001 (included as Exhibit 10.1 to the Registrant's Form 10-QSB filed with the Commission on March 21, 2002 and incorporated herein by reference).
10.3*	Option Agreement dated September 24, 2001, between the Registrant and Carlton H. Baab (included as Exhibit 10.22 of Registrant's Form 10-QSB filed with the Commission on November 14, 2001 and incorporated herein by reference).
10.4*	Employment and Service Agreement by and between the Registrant and Gwyneth Gibbs dated April 1, 2004 (included as Exhibit 10.4 to the Registrant's Form 10-KSB filed with the Commission on June 29, 2004 and incorporated herein by reference).
10.5*	Form of Indemnification Agreement entered into with officers and directors of Registrant (included as Exhibit 10.2 to the Registrant's Form 10-QSB filed with the Commission on March 21, 2002 and incorporated herein by reference).
10.6*	Form of Stock Option Agreement, between the Registrant and Soheil Raissi (included as Exhibit 10.5 to the Registrant's Form 10-QSB filed with the Commission on August 13, 2002 and incorporated herein by reference).
10.7*	Offer Letter Agreement, effective April 15, 2002, between the Registrant and Brian C. Bezdek (included as Exhibit 10.6 to the Registrant's Form 10-QSB filed with the Commission on August 13, 2002 and incorporated herein by reference).
10.8*	Form of Stock Option Agreement, between the Registrant and Brian C. Bezdek (included as Exhibit 10.2 to the Registrant's Form 10-QSB filed with the Commission on February 12, 2003 and incorporated herein by reference).
10.9*	Severance and Change of Control Agreement, dated April 5, 2003, between the Registrant and Carlton H. Baab (included as Exhibit 10.12 to the Registrants Form 10-KSB filed with the Commission on June 6, 2003 and incorporated herein by reference).
10.10	Loan and Security Agreement dated February 11, 2004, between the Registrant, Raining Data U.S., Inc. and Silicon Valley Bank (included as Exhibit 10.13 to the Registrant's Form 10-KSB filed with the Commission on June 29, 2004 and incorporated herein by reference).
10.11	Lease Agreement dated November 9, 2004 between Registrant and The Irvine Company (included as Exhibit 10.1 to the Registrant's Form 10-QSB filed with the Commission on November 9, 2004, and incorporated herein by reference).
21.1	Subsidiaries of the Registrant (included as Exhibit 21.1 to the Registrant's Form 10-KSB filed with the Commission on June 28, 2002 and incorporated herein by reference).
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included in the signature page and incorporated herein by reference).
31.1	Certification of Chief Executive Officer.
31.2	Certification of Chief Financial Officer.
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates management contracts or compensatory plans and arrangements filed pursuant to Item 601 of Regulation S-B under the Exchange Act.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Raining Data Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-75202, 333-50996, 333-33672, 333-64027, 333-38449, 33-81008, 33-65538, 33-46166 and 33-32677) on Form S-8 of Raining Data Corporation of our report dated June 24, 2005, with respect to the consolidated balance sheets of Raining Data Corporation as of March 31, 2005 and 2004, and the related consolidated statements of operations, cash flows, and stockholders' equity and comprehensive loss for each of the years in the three-year period ended March 31, 2005, which report appears in the March 31, 2005 annual report on Form 10-KSB of Raining Data Corporation.

/s/ KPMG LLP
Costa Mesa, California
June 28, 2005

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Carlton H. Baab, certify that:

1. I have reviewed this annual report on Form 10-KSB of Raining Data Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: June 28, 2005

/s/ CARLTON H. BAAB
Carlton H. Baab
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Brian C. Bezdek, certify that:

1. I have reviewed this annual report on Form 10-KSB of Raining Data Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: June 28, 2005

/s/ BRIAN C. BEZDEK
Brian C. Bezdek
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Carlton H. Baab, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Raining Data Corporation on Form 10-KSB for the year ended March 31, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-KSB fairly presents in all material respects the financial condition and results of operations of Raining Data Corporation.

By: /s/ CARLTON H. BAAB
Name: Carlton H. Baab
Title: President and Chief Executive Officer

I, Brian C. Bezdek, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Raining Data Corporation on Form 10-KSB for the year ended March 31, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-KSB fairly presents in all material respects the financial condition and results of operations of Raining Data Corporation.

By: /s/ BRIAN C. BEZDEK
Name: Brian C. Bezdek
Title: Chief Financial Officer

Corporate Data

BOARD OF DIRECTORS

Richard W. Koe
Chairman

Carlton H. Baab

Gerald F. Chew

Douglas G. Marshall

Richard W. Smith

OFFICERS

Carlton H. Baab
President and Chief Executive Officer

Brian C. Bezdek
Chief Financial Officer

Mark H. Allen
Vice President, Worldwide Customer Support and Training

Gwyneth M. Gibbs
Vice President, European Operations

Soheil Raissi
Vice President, Product Development and Professional Services

CORPORATE COUNSEL

Wilson, Sonsini, Goodrich & Rosati
Palo Alto, CA

AUDITOR

KPMG
Costa Mesa, CA

TRANSFER AGENT

Registrar and Transfer Co.
10 Commerce Drive
Cranford, NJ 07016

BANK

Silicon Valley Bank
Irvine, CA

CORPORATE HEADQUARTERS

25A Technology Drive
Irvine, CA 92618
949.442.4400

OFFICES

San Jose, California
Chalfont, United Kingdom
Mitford, United Kingdom
Cedex, France
Hamburg, Germany

ANNUAL MEETING

November 28, 2005
Cupertino Inn
10889 North De Anza Boulevard
Cupertino, CA 95014

ANNUAL REPORT

The Company's Annual Report for the year ended March 31, 2005 is available to shareholders without charge upon request from our corporate offices or via our Web site.

TRADEMARKS

Raining Data, Pick, D^3, Omnis, mvEnterprise, mvBase, mvDesigner and TigerLogic are trademarks of Raining Data Corporation.

WORLD WIDE WEB

http://www.rainingdata.com

©2005 Raining Data Corporation


RainingData®

Raining Data Corporation
25A Technology Drive
Irvine, California 92618
Telephone: (949) 442-4400
Web site: www.rainingdata.com

